UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica

QUARTERLY INFORMATION

As of March 31, 2025

(A free translation of the original in Portuguese)

Telefônica Brasil S.A.

Individual parent company and consolidated
interim financial statements at
March 31, 2025
and report on review

Report on review of individual parent company and

consolidated interim financial statements

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying interim balance sheet of Telefônica Brasil S.A. ("Company") as at March 31, 2025 and the related statements of income, other comprehensive income, changes in equity and cash flows for the three-month period then ended, as well as the accompanying consolidated interim balance sheet of Telefônica Brasil S.A. and its subsidiaries ("Consolidated") as at March 31, 2025 and the related consolidated statements of income other comprehensive income, changes in equity and cash flows for the three-month period then ended, and notes, comprising material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these individual parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of the Telefônica Brasil S.A. and of the Telefônica Brasil S.A. and its subsidiaries as at March 31, 2025, and the individual parent company financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with CPC 21 and IAS 34.

Other matters

Statements of value added

The interim financial statements referred to above include the individual parent company and consolidated statements of value added for the three-month period ended March 31, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the individual parent company and consolidated interim financial statements taken as a whole.

São Paulo, May 8, 2025

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Ricardo Novaes de Queiroz

Contador

CRC 1DF012332/O-2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
QUARTERLY INFORMATION

Contents

INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS	1
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME	3
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	4
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF ADDED VALUE	6
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS	7
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION	8
1. OPERATIONS	8
2. BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION	15
3. CASH AND CASH EQUIVALENTS	18
4. FINANCIAL INVESTMENTS	18
5. TRADE ACCOUNTS RECEIVABLE	18
6. INVENTORIES	20
7. PREPAID EXPENSES	20
8. INCOME AND SOCIAL CONTRIBUTION TAXES	20
9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE	25
10. JUDICIAL DEPOSITS AND GARNISHMENTS	25
11. OTHER ASSETS	26
12. INVESTMENTS	26
13. PROPERTY, PLANT AND EQUIPMENT	29
14. INTANGIBLE ASSETS	32
15. PERSONNEL, SOCIAL CHARGES AND BENEFITS	34
16. TRADE ACCOUNTS PAYABLE	34
17. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE	34
18. DIVIDENDS AND INTEREST ON EQUITY	35
19. PROVISION AND CONTINGENCIES	36
20. LOANS, FINANCING, DEBENTURES, LEASES AND OTHER CREDITORS	45
21. DEFERRED REVENUE	48
22. OTHER LIABILITIES	49
23. EQUITY	49
24. NET OPERATING REVENUE	56
25. OPERATING COSTS AND EXPENSES	56
26. OTHER INCOME (EXPENSES), NET	57
27. FINANCIAL INCOME (EXPENSES), NET	58
28. BALANCES AND TRANSACTIONS WITH RELATED PARTIES	58
29. SHARE-BASED PAYMENT PLANS	62
30. PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS	64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
QUARTERLY INFORMATION

31. FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT	65
32. SUPPLEMENTAL CASH FLOW INFORMATION	75
33. CONTRACTUAL COMMITMENTS AND GUARANTEES	75
34. OTHER MATTERS	76
35. SUBSEQUENT EVENTS	78

(A free translation of the original in Portuguese).

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On March 31, 2025 and December 31, 2024
(In thousands of Reais)

		Company		Consolidated
ASSETS	Note	03.31.2025	12.31.2024	03.31.2025	12.31.2024

Current assets		24,246,465	21,420,246	25,797,480	22,814,327
Cash and cash equivalents	3	7,725,019	6,266,376	8,185,114	6,691,098
Trade accounts receivable	5	9,148,139	8,988,019	9,656,624	9,471,592
Inventories	6	1,143,791	1,046,582	1,209,673	1,097,238
Prepaid expenses	7	2,837,207	1,526,404	3,288,776	1,868,954
Income and social contribution taxes recoverable	8.a	498,437	839,827	519,322	852,694
Taxes, charges and contributions recoverable	9	2,308,069	2,223,467	2,374,313	2,306,093
Judicial deposits and garnishments	10	127,655	150,160	128,508	150,993
Dividends and interest on equity	18.a	25,775	1,975	—	—
Derivative financial instruments	31.a	6,734	15,524	6,595	15,524
Other assets	11	425,639	361,912	428,555	360,141

Non-current assets		100,595,254	101,989,145	100,807,585	102,126,346
Long-term assets		6,008,796	6,018,876	6,490,085	6,485,934
Financial investments	4	33,943	42,408	34,163	42,619
Trade accounts receivable	5	274,214	335,066	316,561	370,149
Prepaid expenses	7	2,155,861	2,086,460	2,154,539	2,085,201
Deferred taxes	8.c	—	—	150,582	158,215
Taxes, charges and contributions recoverable	9	611,290	606,345	611,290	606,345
Judicial deposits and garnishments	10	2,655,159	2,653,562	2,856,459	2,852,730
Derivative financial instruments	31.a	—	—	1,153	1,840
Other assets	11	278,329	295,035	365,338	368,835
Investments	12.b	1,346,046	1,320,447	589,926	566,384
Property, plant and equipment	13.a	45,744,521	46,796,018	45,756,460	46,812,381
Intangible assets	14.a	47,495,891	47,853,804	47,971,114	48,261,647

TOTAL ASSETS		124,841,719	123,409,391	126,605,065	124,940,673

Explanatory notes are an integral part of the quarterly information

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On March 31, 2025 and December 31, 2024
(In thousands of Reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	03.31.2025	12.31.2024	03.31.2025	12.31.2024

Current liabilities		25,766,269	23,429,881	26,757,842	24,257,939
Personnel, social charges and benefits	15	895,662	1,147,385	981,807	1,238,452
Trade accounts payable	16	9,188,618	8,933,045	9,510,253	9,230,624
Income and social contribution taxes payable	8.b	98,934	1,142	104,782	9,898
Taxes, charges and contributions payable	17	1,503,772	1,520,447	1,537,839	1,585,936
Dividends and interest on equity	18.b	2,561,860	2,235,116	2,563,835	2,237,090
Provision and contingencies	19.a	1,540,884	1,756,470	1,551,278	1,770,997
Financing, debentures and leases	20.a	6,531,113	6,409,328	6,603,921	6,447,958
Deferred income	21	707,963	724,157	1,154,228	1,019,134
Derivative financial instruments	31.a	3,329	866	3,078	866
Other liabilities	22	2,734,134	701,925	2,746,821	716,984

Non-current liabilities		30,999,425	30,249,928	31,702,897	30,883,239
Personnel, social charges and benefits	15	31,873	63,211	44,009	75,461
Income and social contribution taxes payable	8.b	217,866	215,355	217,866	215,355
Taxes, charges and contributions payable	17	6,032,418	5,063,774	6,098,660	5,128,584
Deferred taxes	8.c	4,085,581	4,003,263	4,096,374	4,015,677
Provision and contingencies	19.a	5,253,409	5,148,906	5,486,870	5,368,788
Financing, debentures and leases	20.a	13,587,708	13,984,060	13,955,469	14,298,572
Deferred income	21	127,608	125,082	128,978	126,912
Derivative financial instruments	31.a	233	10,403	3,575	10,403
Other liabilities	22	1,662,729	1,635,874	1,671,096	1,643,487

TOTAL LIABILITIES		56,765,694	53,679,809	58,460,739	55,141,178

Equity		68,076,025	69,729,582	68,076,025	69,729,582
Capital	23.a	60,071,416	62,071,416	60,071,416	62,071,416
Capital reserves	23.c	63,095	63,095	63,095	63,095
Income reserves	23.d	7,205,319	7,523,216	7,205,319	7,523,216
Retained earnings		669,630	—	669,630	—
Equity valuation adjustment	23.f	66,565	71,855	66,565	71,855

Non-controlling shareholders	23.g	—	—	68,301	69,913

TOTAL EQUITY		68,076,025	69,729,582	68,144,326	69,799,495

TOTAL LIABILITIES AND EQUITY		124,841,719	123,409,391	126,605,065	124,940,673

Explanatory notes are an integral part of the quarterly information

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME
Three-month period ended March 31, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

		Company		Consolidated
	Note	03.31.2025	03.31.2024	03.31.2025	03.31.2024

Net operating revenue	24	13,759,926	13,056,795	14,390,273	13,545,635

Cost of sales and services	25	(7,569,186)	(7,133,806)	(8,035,882)	(7,518,492)

Gross profit		6,190,740	5,922,989	6,354,391	6,027,143

Operating income (expenses)		(4,221,811)	(4,024,715)	(4,369,423)	(4,116,655)
Selling expenses	25	(3,313,875)	(3,188,342)	(3,378,670)	(3,236,869)
General and administrative expenses	25	(817,669)	(728,466)	(871,370)	(750,337)
Other operating income (expense), net	26	(117,894)	(117,603)	(115,679)	(129,331)
Share of results in investees – equity method	12	27,627	9,696	(3,704)	(118)

Operating income		1,968,929	1,898,274	1,984,968	1,910,488

Financial income (expense), net	27	(563,503)	(690,864)	(569,198)	(686,757)

Income before taxes		1,405,426	1,207,410	1,415,770	1,223,731

Income and social contribution taxes	8.d	(347,214)	(311,779)	(359,500)	(327,622)

Net income for the period		1,058,212	895,631	1,056,270	896,109

Attributable to:
Controlling shareholders	23.h	1,058,212	895,631	1,058,212	895,631
Non-controlling shareholders	23.h	—	—	(1,942)	478

Basic and diluted earnings per common share (in R$)	23.i	0.65	0.54

Explanatory notes are an integral part of the quarterly information

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three-month period ended March 31, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2023	63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	—	46,709	69,566,795	60,525	69,627,320
Share Capital Reduction - ESM 01/24/24	(1,500,000)	—	—	—	—	—	—		—	—	—	(1,500,000)	—	(1,500,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	19,540	—	(19,540)	—	—	—	—	—
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	102	102
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	2,250	2,250	—	2,250
Net income for the period	—	—	—	—	—	—	—	—	895,631	—	—	895,631	478	896,109
Interim interest on equity	—	—	—	—	—	—	—	—	(300,000)	—	—	(300,000)	—	(300,000)
Balance on March 31, 2024	62,071,416	63,074	(194)	215	3,841,022	—	333,121	1,730,972	576,091	—	48,959	68,664,676	61,105	68,725,781
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	126,977	—	—	126,977	—	126,977
Appropriation to tax incentive reserve	—	—	—	—	—	—	93,812	—	(93,812)	—	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(1,299,583)	—	—	—	—	—	(1,299,583)	—	(1,299,583)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	1,888	1,888
Other comprehensive income	—	—	—	—	—	—	—	—	367,299	—	22,896	390,195	(11)	390,184
Net income for the period	—	—	—	—	—	—	—	—	4,652,317	—	—	4,652,317	8,906	4,661,223
Allocation of income:
Legal reserve	—	—	—	—	277,397	—	—	—	(277,397)	—	—	—	—	—
Interim interest on equity	—	—	—	—	—	—	—	—	(2,805,000)	—	—	(2,805,000)	(1,975)	(2,806,975)
Cancellation of common shares	—	—	—	—	—	1,099,584	—	—	(1,099,584)	—	—	—	—	—
Reserve for remuneration to shareholders and investments	—	—	—	—	—	—	—	1,446,891	(1,446,891)	—	—	—	—	—
Balance on December 31, 2024	62,071,416	63,074	(194)	215	4,118,419	(199,999)	426,933	3,177,863	—	—	71,855	69,729,582	69,913	69,799,495
Share Capital Reduction - ESM 01/24/24	(2,000,000)	—	—	—	—	—	—	—	—	—	—	(2,000,000)	—	(2,000,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	8,582	—	(8,582)	—	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(326,479)	—	—	—	—	—	(326,479)	—	(326,479)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	330	330
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	(5,290)	(5,290)	—	(5,290)
Net income for the period	—	—	—	—	—	—	—	—	1,058,212	—	—	1,058,212	(1,942)	1,056,270
Interim interest on equity	—	—	—	—	—	—	—	—	(380,000)	—	—	(380,000)	—	(380,000)
Balance on March 31, 2025	60,071,416	63,074	(194)	215	4,118,419	(526,478)	435,515	3,177,863	669,630	—	66,565	68,076,025	68,301	68,144,326

Explanatory notes are an integral part of the quarterly information

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three-month period ended March 31, 2025 and 2024
(In thousands of Reais)

	Company		Consolidated
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Net income for the period	1,058,212	895,631	1,056,270	896,109

Other net comprehensive income that may be reclassified to income in subsequent years	(5,286)	2,246	(5,286)	2,246
Gains (losses) on derivative financial instruments	(323)	1,820	(323)	1,820
Taxes	110	(619)	110	(619)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	(5,073)	1,045	(5,073)	1,045

Other net comprehensive income that cannot be reclassified to income in subsequent years	(4)	4	(4)	4
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	(6)	6	(6)	6
Taxes	2	(2)	2	(2)

Other comprehensive income	(5,290)	2,250	(5,290)	2,250

Comprehensive income for the period – net of taxes	1,052,922	897,881	1,050,980	898,359

Attributable to:
Controlling shareholders	1,052,922	897,881	1,052,922	897,881
Non-controlling shareholders	—	—	(1,942)	478

Explanatory notes are an integral part of the quarterly information

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three-month period ended March 31, 2025 and 2024
(In thousands of Reais)

	Company		Consolidated
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Revenues	16,516,152	15,697,942	17,183,666	16,206,695
Sale of goods and services	16,500,550	15,724,455	17,211,775	16,275,963
Other revenues	357,962	335,279	355,948	329,034
Allowance for expected accounts receivable losses	(342,360)	(361,792)	(384,057)	(398,302)

Inputs acquired from third parties	(6,127,811)	(5,805,301)	(6,581,468)	(6,171,567)
Cost of goods and products sold and services rendered	(4,122,122)	(3,929,931)	(4,574,642)	(4,306,334)
Materials, electric energy, third-party services and other expenses	(2,014,952)	(1,914,359)	(2,022,917)	(1,903,424)
Loss/recovery of assets	9,263	38,989	16,091	38,191

Gross value added	10,388,341	9,892,641	10,602,198	10,035,128

Withholdings	(3,706,056)	(3,360,202)	(3,714,976)	(3,366,327)
Depreciation and amortization	(3,706,056)	(3,360,202)	(3,714,976)	(3,366,327)

Net value added produced	6,682,285	6,532,439	6,887,222	6,668,801

Value added received in transfer	531,065	307,358	520,445	313,312
Share of results in investees – equity method	27,627	9,696	(3,704)	(118)
Financial income	503,438	297,662	524,149	313,430

Total undistributed value added	7,213,350	6,839,797	7,407,667	6,982,113

Distribution of value added	7,213,350	6,839,798	7,407,667	6,982,113

Personnel, social charges and benefits	1,568,007	1,475,828	1,675,882	1,558,501
Direct compensation	1,045,526	971,397	1,117,716	1,026,665
Benefits	450,122	437,071	479,198	458,735
Government Severance Indemnity Fund for Employees (FGTS)	72,359	67,360	78,968	73,101
Taxes, charges and contributions	3,244,539	3,131,571	3,308,690	3,181,068
Federal	1,439,803	1,398,580	1,488,876	1,437,835
State	1,731,837	1,673,623	1,733,233	1,674,556
Local	72,899	59,368	86,581	68,677
Debt remuneration	1,342,592	1,336,768	1,366,825	1,346,435
Interest	1,049,147	976,234	1,073,587	986,575
Rental	293,445	360,534	293,238	359,860
Equity remuneration	1,058,212	895,631	1,056,270	896,109
Interest on equity distribution	380,000	300,000	380,000	300,000
Retained profit	678,212	595,631	678,212	595,631
Non-controlling shareholders	—	—	(1,942)	478

Explanatory notes are an integral part of the quarterly information

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Three-month period ended March 31, 2025 and 2024
(In thousands of Reais)

	Company		Consolidated
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Cash flows from operating activities
Income before taxes	1,405,426	1,207,410	1,415,770	1,223,731
Adjustment for:
Depreciation and amortization	3,706,056	3,360,202	3,714,976	3,366,327
Foreign exchange accruals on loans and derivative financial instruments	33,101	(4,911)	40,265	(5,315)
Interest and indexation accruals on assets and liabilities	128,136	226,395	128,173	225,592
Share of results in investees – equity method	(27,627)	(9,696)	3,704	118
Gains on write-off/sale of assets	(28,145)	(52,409)	(28,003)	(51,604)
Impairment losses – trade accounts receivable	342,360	361,792	384,057	398,302
Change in liability provision	85,318	211,600	70,950	221,200
Write-off and reversals for allowance for inventory impairment	11,271	13,309	11,337	13,302
Pension plans and other post-retirement benefits	18,540	18,585	18,779	19,031
Provision for lawsuits	182,304	168,951	182,220	169,896
Interest expenses (loans, financing, leases and derivative transactions)	566,454	537,499	576,549	542,381
Other	(34,462)	(697)	(41,362)	(1,108)

Changes in assets and liabilities
Trade accounts receivable	(447,456)	(404,851)	(508,815)	(530,814)
Inventories	(108,480)	(228,514)	(117,107)	(222,121)
Taxes recoverable	(122,521)	(4,172)	(112,650)	(19,836)
Prepaid expenses	(739,724)	(646,639)	(848,681)	(741,519)
Other assets	(42,155)	(51,148)	(48,234)	(63,832)
Personnel, social charges and benefits	(283,061)	(246,520)	(288,578)	(255,625)
Trade accounts payable	721,326	1,097,463	762,628	1,163,410
Taxes, charges and contributions	622,073	251,202	590,878	264,915
Provisions for legal claims, amounts to be refunded to customers and provision for fines for cancellation of lease contracts	(202,230)	(151,717)	(203,374)	(152,112)
Other liabilities	31,091	170,490	179,504	286,831
	4,412,169	4,616,214	4,467,216	4,627,419

Cash generated from operations	5,817,595	5,823,624	5,882,986	5,851,150

Interest paid on loans, financing, debentures and leases	(620,220)	(626,588)	(625,210)	(628,928)
Income and social contribution taxes paid	(153,818)	(284,595)	(166,933)	(297,016)
Net cash generated by operating activities	5,043,557	4,912,441	5,090,843	4,925,206

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(2,417,121)	(1,999,042)	(2,421,314)	(2,004,826)
Proceeds from sale of PP&E	52,301	86,273	52,942	86,273
Payment for acquisition of investments and capital subscribed in subsidiary	(26,851)	(20,317)	(47,244)	(11,484)
Receipts net of judicial deposits	22,408	21,129	22,858	20,653
Net redemptions of financial investments	8,466	—	8,455	—
Cash and cash equivalents received upon the acquisition of companies	—	—	685	—
Net cash used in investing activities	(2,360,797)	(1,911,957)	(2,383,618)	(1,909,384)

Cash flows from financing activities
New financing	—	—	20,000	32,000
Payments of loans, financing, debentures and leases	(865,158)	(649,331)	(869,692)	(650,504)
Receipts – derivative financial instruments	12,487	3,835	13,942	3,867
Payments – derivative financial instruments	(44,830)	(3,645)	(51,173)	(3,650)
Payment for acquisitions of shares for treasury	(326,479)	—	(326,479)	—
Dividend and interest on equity paid	(137)	(164)	(137)	(164)
Capital subscriptions made by non-controlling shareholders in subsidiaries	—	—	330	102
Net cash used in financing activities	(1,224,117)	(649,305)	(1,213,209)	(618,349)

Increase in cash and cash equivalents	1,458,643	2,351,179	1,494,016	2,397,473

Cash and cash equivalents at beginning of the period	6,266,376	4,031,235	6,691,098	4,358,276
Cash and cash equivalents at end of the period	7,725,019	6,382,414	8,185,114	6,755,749

Explanatory notes are an integral part of the quarterly information

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

1. OPERATIONS

1.a. Background information

Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose is operating telecommunications services; the development of activities necessary or complementary to the execution of such services in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among other activities.

The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries across Europe and Latin America.

Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 76.30% on March 31, 2025 and December 31, 2024 (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3 S.A. – Brasil, Bolsa e Balcão ("B3"). It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

1.b. Operations

The Company renders the following services: (i) Fixed Switched Telephony Service (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV); (v) Private Limited Service (“SLP“) and (vi) Global Mobile Satellite Service (“SMGS”), throughout Brazil, through authorizations, in addition to other activities.

Service authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

Personal Mobile Service - SMP

Before Law no. 13.879 / 2019 came into effect, authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes to the Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402/2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

According to the interpretation of the Federal Audit Court (“TCU”), requests for extension must be assessed with a new spectrum bidding process as the rebuttable assumption and that, if ANATEL intends to approve the extension requested by the provider, it must prove compliance with the conditions set forth in the Decree.

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

For radio frequency usage authorizations acquired prior to the 5G auction held in 2021, every two years, after the first extension, the Company must pay a fee equivalent to 2% of the revenue earned through the provision of the SMP in the year prior to the payment, net of applicable taxes and social contributions (Note 22), and, for certain terms, in the 15th year the Company must pay the equivalent of 1% of its revenue in the previous year. The calculation will consider the net revenue resulting from the application of the Basic and Alternative Service Plans. In authorizations issued in the 700MHz, 2100MHz, 2500MHz sub-bands and in part of the 900/1800MHz authorizations, the calculation of the fee also applies to the remuneration for network use (interconnection).

In July 2018, ANATEL published Resolution No. 695 with a new regulation on public spectrum pricing. This Resolution established new criteria for the costs of extending licenses. The formula takes into account factors such as the length of the authorization, revenue earned in the region, and the amount of spectrum used by the provider. In addition, part of the payment may be converted into investment commitments. However, the applicability of the calculation methodology contained in the aforementioned Resolution in specific cases of authorization extensions depends on ANATEL's assessment. However, ANATEL has recently adopted different calculation methods for valuing authorization extensions. ANATEL submitted for public consultation, in November 2023, the revision of the Spectrum Usage Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The draft submitted by ANATEL revokes Resolution No. 695/2018 and directly consolidates in the RUE the rules associated with the valuation of authorizations for the use of the radio frequency spectrum, introducing the discounted cash flow method at net present value (“VPL”).

The information regarding the authorizations of each sub-band held by the Company for use in the SMP is the same as in explanatory Note 1.b) Operations, disclosed in the financial statements for the year ended December 31, 2024, except for the extension of the 2,100 MHz authorizations, described below.

Extension of 2,100 MHz Authorizations

In April 2023, ANATEL agreed to extend the Company's current authorizations for the use of 2,100 MHz radio frequencies until April 2038 and submitted its decision to the TCU for review.

Since these were the first requests for extensions provided for in the contracts and bidding processes that originally granted these authorizations, the TCU's technical division did not identify evidence of irrational or inappropriate use of these bands by the Company that would justify denying the extensions. However, they highlighted the need to adapt Article 31 of Resolution No. 757/2022 to align with the proposed maximum validity periods.

On February 3, 2025, Resolution No. 757/2022 was revoked by Resolution No. 773/2025, which approved the new Regulation for Conditions of Use of Radio Frequencies.

On February 5, 2025, the TCU approved the extension of the 2,100 MHz authorizations, as originally proposed by ANATEL. This approval was formalized through Ruling No. 224/2025 – TCU – Plenary.

Switched Fixed Telephone Service (STFC)

The STFC concession model, adopted in 1998 upon signing of contracts for the privatization of the telecommunications sector, created a new business model for telecommunications services in Brazil. Over 20 years concessionaires promoted the expansion and universalization of fixed-line telephone service, which, before privatization, was expensive, elitist and left consumers waiting in long queues, lasting months or years.

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

On October 4, 2019, Law 13,879/2019 (resulting from PLC 79/2016) was published, introducing changes to the telecommunications regulatory framework, by allowing fixed-line telephone concessionaires to migrate from a concession regime to an authorization regime subject to lower regulatory burdens, including those associated with the continuity and universalization of STFC in the concession area, as well as possible restrictions on the assets associated with its provision.

On November 27, 2024, the proposal for the Terms and Conditions of the Self-Composition Agreement for Adaptation of the STFC Concession Contracts (“Agreement”) to an authorization instrument was approved by the TCU Plenary, and the Agreement was signed on December 16, 2024. The Terms include, among others: (i) investments by the Company, in the manner, conditions and terms established in this Agreement, in exchange for the adaptation; (ii) maintenance of the STFC service in locations without adequate competition within the service area of the STFC Concession contracts that will be terminated, until December 31, 2028; (iii) termination of administrative and judicial proceedings directly related to the STFC concession (Note 19); and (iv) withdrawal by the Company of the arbitration proceeding on the Concession.

The execution of the projects related to items (i) and (ii) totals a NPV of R$4.5 billion. The investments will be made in the manner established in the Agreement.

The Single Authorization Term was signed between the Company and ANATEL on April 11, 2025 (Note 35.b).

Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities can be subjective. The Company operates under authorizations from the Brazilian government. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has been reviewing and introducing regulatory changes, especially with regard to asymmetric competition measures and interconnection fees charged between local telecommunications service providers. Asymmetric competition measures may include regulations aimed at rebalancing markets where one or more participants hold significantly different market power over other competitors.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Under ANATEL's regulatory agenda for the 2023-2024 biennium, the revision of the General Competition Targets Plan (“PGMC”), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, in a single normative instrument, a set of specific measures aims at promoting competition and establishes the milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is dedicated to the reassessment of relevant markets in the sector, asymmetric regulatory measures and power holders of Significant Market (“PMS”), previously established by the regulation itself.

The expectation, as indicated by ANATEL for the 2025-2026 biennium (discussed in Public Consultation No. 46, dated September 11, 2024, and approved by ANATEL Internal Resolution No. 399/2024, dated December 30, 2024), is that the new PGMC will be published in the second half of 2025. In November 2023, ANATEL submitted for public consultation the revision of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, dated November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new rules for granting authorizations for the use of spectrum on a secondary basis, in addition to changes in the procedures for evaluating the efficient use of spectrum by ANATEL. The expectation, signaled at ANATEL for the 2025-2026 biennium, is that the new RUE will also be published in the second half of 2025.

Complementing the PGMC review, UPI's recent acquisition of the mobile assets of OI Móvel S.A. by the leading operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to promote competitive conditions in the markets, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO – (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.

As to the Reference Offer, of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a basis of reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top-down model – Act No. 9157/2018).

As to the Offers, mentioned above, specifically the MVNO ORPA and the National Roaming ORPA (“ORPAs”), these were being debated within the scope of ANATEL for the following concepts: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO LTRO, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming LTRO, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both LTROs the minimum monthly deductible cannot be charged for a period of five years.

The Company currently has contracts allowing for the charging of minimum monthly franchise both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.

Generally, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models may impact on remuneration and costs, with detrimental effects on the business, financial condition, revenues, results operations and prospects of the Company.

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

As to the interconnection fees, a significant part of the Company's revenue and cost bases, these are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.

In addition, the Company is also subject to changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which will replace Resolution No. 632/2014. This new Regulation seeks to change some provisions such as the way in which telecommunications services are offered, in addition to updating/modernizing some rules regarding customer service. Following discussions on the new RGC, including culminating in the cancellation of some of its provisions, ANATEL decided to extend the start of its validity, which will begin in September 2025.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

Finally, there is also the risk that the Company will not be successful in securing future ANATEL tenders for new authorizations for the use of radio frequencies. The Board of Directors of ANATEL, through Ruling No. 148/2024, determined that ANATEL's Superintendencies adopt the necessary measures for the publication, by December 31, 2025, of a new Notice for the bidding procedure regarding to the 700 MHz subband. A draft of the Bidding Notice was submitted for debate through Public Consultation No. 59/2024, which will be open to contributions until the end of January 2025. Therefore, there is an expectation that a new tender will be held for this subband in 2025. As indicated by ANATEL through Resolution No. 757/2022, it is expected that ANATEL will hold new auctions by 2028, for the 850 MHz sub-band, and before 2032, for the 900 MHz and 1800 MHz sub-bands.

1.c. Corporate events in 2025

1.c.1. Acquisition of Samauma Brands Electronics Trade, Import and Export Ltda. ("Samauma") by Terra Networks Brasil Ltda. ("Terra Networks") (Business Combination)

On March 21, 2025, Terra Networks, a direct subsidiary of the Company, completed the acquisition of all of the shares issued by Samauma for up to R$80,000, subject to meeting agreed operational and financial metrics (“Transaction”). This amount includes a non-compete agreement that was recognized separately from the business combination at a fair value of R$9,346. The remaining purchase price (R$70,654) was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible asset.

Samauma was founded in 2012 marketing a broad portfolio of smartphone accessories and electronics under the "i2GO" brand with high-quality, high-performance and affordable products.

On the date of the Transaction, Samauma was present in over 20.000 points of sale in Brazil, has a robust product development and marketing process, and achieved gross revenue in 2024 of more than R$65,000.

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The Transaction documents contain terms and conditions common to this type of transaction.

The Transaction is part of the Company's strategy to strengthen its presence in the market for accessories for smartphones and other electronic devices, operating with its own brand, OVVI, committed to offering innovative and high-quality products, strategically positioning to meet the needs of the constantly evolving market. After the acquisition, the OVVI and i2GO brands will coexist complementing each other in terms of portfolio and market positioning.

With the completion of the Transaction, as of March 21, 2025, Terra Networks became the direct controlling company of Samauma.

Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method in which the consideration transferred is measured at fair value comparing this to the fair values of the assets acquired and liabilities assumed and the equity interests issued.

As of the date of this individual and consolidated quarterly information (“ITRs”) of the Company, Terra Networks is in the process of finalizing the Purchase Price Allocation – PPA - report for the fair value of the identifiable assets acquired and the liabilities assumed from Samauma. The report PPA will be finalized within one year from the acquisition date. As of March 31, 2025, the Company's consolidated financial statements include the preliminary allocations of the PPA.

The assumptions, critical judgments, methods and hypotheses used to determine these fair values were as follows:

Brand

The “royalty relief” approach was used to assess the brand ("i2GO"), which consists of estimating the cash flows that the company would save by not having to pay royalties to third parties to use the brand, assuming that it was not owned by the Company. The projected flows correspond to the amounts that would be paid based on a royalty rate applied to i2Go's net revenue over the estimated useful life of the brand.

The main assumptions used in the assessment of the brands were: (i) Projected net revenue for the 5.5 years period (2025 to 2030); Average royalty rate applied: 1.25%, according to maturity of the years; Discount rate (net WACC + Premium): 18.13% per year; Tax rate (tax factor): 27% and; Estimated useful life: 5.5 years, with projections limited to the considered flow horizon.

The fair value of the brand was estimated at R$4,222, with an amortization period of 5.5 years.

Contingent Liabilities

Pursuant to IFRS 3, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination even if outflows of resources are not likely to probable for settlement of the obligation, provided that it is a present obligation arising from past events and its fair value can be measured reliably. Contingent liabilities at a fair value of R$2,368 were recognized in this acquisition, which were determined based on the estimated cash outflow for their settlement on the acquisition date.

Composition of the fair value of the net assets acquired

The preliminary summary of the fair value of the net assets acquired in the amount of R$11,057, as well as the goodwill generated on the acquisition date, still open to adjustments.

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Current assets	24,058	Current liabilities	10,857
Cash and cash equivalents	685	Loans and financing	9,086
Accounts receivable	12,512	Other liabilities	1,771
Other assets	10,861	Non-Current liabilities	17,718
		Loans and financing	2,835
Non-current assets	15,574	Provisions for contingencies(3)	11,129
Other assets(1)	11,129	Deferred income tax and social contribution(4)	2,979
Property, plant and equipment	217	Other liabilities	775
Intangible assets(2)	4,228
		Fair value of liabilities assumed	28,575

		Fair value of net assets acquired	11,057

		Goodwill(5)	59,597

Fair value of assets acquired	39,632	Total considered	70,654

(1) Refers to the allocation of the fair value attributed to the indemnity asset related to the contingent liability, accruing SELIC interest.

(2) Includes the allocation of the fair value of R$4,222 attributed to the brand.

(3) Includes the allocation of the fair value of R$2,368 attributed to the contingent liability, accruing SELIC interest.

(4) Refers to the deferred income tax and social contribution, net, on the allocations of the indemnity asset and contingent liability.

(5) Refers to goodwill determined on acquisition of Samauma with the expectation of future synergies from the combination of the acquired company's businesses, which may be used for tax purposes.

Non-compete agreement

For the non-compete agreement, recognized separately from the business combination, the income approach was used, based on the “with and without” contract method (“with/without”). Potential losses of net revenue associated with the sellers' performance as competitors were considered, projecting two scenarios: one with the agreement in force and one without.

The main assumptions used in the assessment of the non-compete agreement were: (i) Revenue Reduction Capacity: from 15.0% (2025), 25.0% (2026) to 0.0% (2034); (ii) Probability of Competition: from 15.0% (2025), 25.0% (2026) to 0.0% (2034); (iii) Probable Revenue Loss: from 15.0% (2025), 25.0% (2026) to 0.0% (2034), according to the intersection of the factors above; (iv) Discount rate (WACC): 18.08% per year; and (v) Growth rate in perpetuity: 4.0%.

The fair value of the non-compete agreement was estimated at R$9,346, with an amortization term of 7 years.

Other information

The total consideration will not exceed R$80,000, with payment made as follows: (i) R$22,000 paid in cash, upon completion of the Transaction and; (ii) the balance of R$58,000 will be paid in accordance with contractual clauses, accruing DI interest rate between the closing date of the transaction and 10 days before the actual payment.

The fair value of accounts receivable totals R$12,512, which does not differ from the book value, consisting of a gross amount of R$13,020, net of estimated losses for impairment in the amount of R$508.

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

1.d. Reform of taxes on consumption

On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. Complementary Law No. 214/2025 (“LC”) was sanctioned by the President of the Republic on January 16, 2025 and Complementary Bill No. 108/2024, regulates tax litigation and rules for administering new taxes, has been submitted to Congress.

The dual VAT model is under federal jurisdictions for Contribution on Goods and Services - CBS and non federal for Tax on Goods and Services - IBS, which will replace the PIS, COFINS, ICMS and ISS taxes.

A Selective Tax (“IS”) under federal jurisdiction, which will be levied on the production, extraction, marketing or import of goods and services that are harmful to health and the environment; under the LC, the IS will not apply to telecommunications services. There will be a transition period from 2026 to 2032, during which the two tax systems (old and new) will coexist.

The impacts of the Reform will only be fully known once the enactment of new ordinary laws (federal, state and municipal), decrees, normative instructions and technical notes is complete.

Since the changes will be applied prospectively, the Reform had no effect on the individual and consolidated quarterly information (“ITRs”) for the period ended March 31, 2025.

2. BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

2.a. Statement of compliance

The individual (Parent Company) and consolidated (Consolidated) quarterly information (“ITRs”) were prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Statements, issued by the Accounting Pronouncements Committee (“CPC”) and with international standards IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), the “IFRS accounting standards” (IFRS® Accounting Standards), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor, Standing Interpretations Committee (SIC® Interpretations) and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of ITRs.

Additionally, the Company considered the guidelines set forth in Technical Guidance OCPC 07, issued by the CPC in November 2014, when preparing the ITRs. Disclosures are limited to all matters of significance to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

2.b. Basis of preparation and presentation

The individual and consolidated ITRs were prepared under the historical cost convention, other than for certain assets and liabilities measured at fair value.

The Company prepared the consolidated financial ITRs based on the assumption of operational continuity.

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

An asset is classified as current when it meets any of the following criteria: (a) it is expected to be realized, or is intended to be sold or consumed, in the normal course of the entity's operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be realized within twelve months after the balance sheet date; or (d) it is cash or a cash equivalent, unless its exchange or use to settle a liability is prohibited for at least twelve months after the balance sheet date.

A liability is classified as current when it meets any of the following criteria: (a) it is expected to be settled during the entity's normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be settled within twelve months after the balance sheet date; or (d) the entity does not have the right, at the balance sheet date, to defer settlement of the liability for at least twelve months after that date.

Deferred tax assets and liabilities are all classified as non-current.

The Statements of Cash Flows were prepared pursuant to IAS 7 to reflect the changes in cash that occurred in the periods presented, using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Added Value (“DVA”), both individual and consolidated; IFRS standards do not require such presentation. The DVA was prepared in accordance with technical pronouncement CPC 09 and is being presented as supplementary information for IFRS purposes.

These ITRs compare the quarters ended March 31, 2025 and 2024, the balance sheets presented are as at March 31, 2025 and December 31, 2024.

The Board of Directors authorized the issuance of the financial statements at the meeting held on May 8, 2025.

2.c. Functional and reporting currency

Individual and consolidated ITRs are presented in thousands of Brazilian Real/Reais (R$) (unless otherwise mentioned). The Company's functional and presentation currency is the Real.

Transactions in foreign currency are converted into Brazilian Reais as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are converted at the average exchange rate, except for specific operations that are converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Gains and losses resulting from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the conversion of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the statement of income.

2.d. Basis of consolidation

Equity interests in subsidiaries or jointly controlled companies are valued using the equity method in the individual parent company quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, income and expenses arising from transactions and equity interest in subsidiaries are eliminated in full. Investments in jointly controlled companies are maintained under the equity method in the consolidated quarterly information.

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The information relating to direct and jointly controlled subsidiaries is the same as in explanatory Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2024, except for the acquisition of Samauma by Terra Networks (Note 1.c.1).

Information on the investees is presented in Note 12.

2.e. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available which is assessed on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and the segment's performance. Considering that: (i) all decisions are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis Management's conclusion is that the Company and its subsidiaries operate in a single operating segment providing services telecommunications.

2.f. Significant accounting practices

The information in the explanatory notes that did not undergo significant changes compared to December 31, 2024 was not all repeated in these ITRs.

The accounting policies adopted in the preparation of the Company's ITRs for the quarter ended March 31, 2025 are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2024, and should be analyzed in conjunction with these financial statements.

The Company did not early adopt new accounting statements or interpretations unless mandatory.

2.g. Significant accounting judgments estimates and assumptions

The preparation of individual and consolidated ITRs requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, best knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in values that differ from those recorded in the ITRs due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these ITRs have not changed in relation to those presented in the following explanatory notes as presented in the financial statements for the year ended December 31, 2024: Corporate events of 2024 (Business Combination); accounts receivable; Income tax and social contribution; immobilized; intangible; provision and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and capital and risk management.

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Short-term investments(1)	7,681,570	6,133,518	8,134,796	6,542,862
Cash and banks(2)	43,449	132,858	50,318	148,236
Total	7,725,019	6,266,376	8,185,114	6,691,098

.

(1)	Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements with first tier rated financial institutions, linked to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On March 31, 2025, the average remuneration of these short-term investments corresponded to 99,54% of the CDI (99.7% on December 31, 2024).
(2)	On March 31, 2025 and December 31, 2024, the Consolidated balances included R$16,153 and R$18,308, respectively, related to the Financial Clearing House, with a member company of the Telefónica Group (Note 28)

4. FINANCIAL INVESTMENTS

Refer to financial investments in guarantees for lawsuits (Notes 19 and 33.b).

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Guarantee for legal proceedings	33,943	42,408	34,163	42,619
Total non-current	33,943	42,408	34,163	42,619

5. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Services and goods(1)	10,721,425	10,610,250	11,102,788	11,001,308
Interconnection amounts(1 (2))	676,694	631,858	693,017	632,033
Vivo Money FIDC	—	—	371,312	360,411
Related parties (Note 28)(1)	89,813	104,688	48,133	63,240
Gross accounts receivable	11,487,932	11,346,796	12,215,250	12,056,992
Allowance for expected losses	(2,065,579)	(2,023,711)	(2,242,065)	(2,215,251)
Net accounts receivable	9,422,353	9,323,085	9,973,185	9,841,741

Current	9,148,139	8,988,019	9,656,624	9,471,592
Non-current	274,214	335,066	316,561	370,149

(1)	The consolidated amounts include: (i) R$2,878,749 and R$2,752,975 to be billed to customers on March 31, 2025 and December 31, 2024, respectively
(2)	Refer to billed amounts from other telecommunications operators.

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The consolidated non-current balances of accounts receivable refer to the present value of: (i) installments of resale of goods (B2B), up to 24 months; (ii) Vivo Tech products, up to 60 months; and (iii) right to Vivo Money FIDC credits, up to 36 months. These may be reduced for their estimated losses to recoverable value.

The consolidated balances of contractual assets with customers were R$111,786 and R$119,491 on March 31, 2025 and December 31, 2024, respectively.

On March 31, 2025, and December 31, 2024, no customer represented more than 10% of trade accounts receivable, net.

Amounts receivable, net of the allowance for expected losses, classified by maturity, are as below:

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Not yet due	7,520,283	7,446,374	8,071,467	7,951,826
Overdue – 1 to 30 days	1,186,873	1,076,317	1,188,523	1,134,436
Overdue – 31 to 60 days	281,987	248,661	299,660	261,861
Overdue – 61 to 90 days	134,851	209,412	141,058	212,887
Overdue – 91 to 120 days	138,826	147,154	143,408	147,320
Overdue – over 120 days	159,533	195,167	129,069	133,411
Total	9,422,353	9,323,085	9,973,185	9,841,741

The changes in the allowance for expected accounts receivable losses were:

	Company	Consolidated
Balance on December 31, 2023	(2,245,096)	(2,437,845)
Supplement to estimated losses, net of reversal (Note 25)	(361,792)	(398,302)
Write-off	336,523	337,589
Balance on March 31, 2024	(2,270,365)	(2,498,558)
Supplement to estimated losses, net of reversal	(1,013,928)	(1,124,961)
Write-off	1,260,582	1,412,805
Business combination - IPNET	—	(4,537)
Balance on December 31, 2024	(2,023,711)	(2,215,251)
Supplement to estimated losses, net of reversal (Note 25)	(342,360)	(384,057)
Write-off	300,492	357,751
Business combination - Samauma (Note 1.c.1)	—	(508)
Balance on March 31, 2025	(2,065,579)	(2,242,065)

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

6. INVENTORIES

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Materials for resale(1)	1,210,937	1,086,066	1,276,061	1,137,262
Materials for consumption	25,521	26,061	27,949	27,538
Other inventories	8,501	32,017	8,932	32,036
Gross inventories	1,244,959	1,144,144	1,312,942	1,196,836
Estimated losses from impairment or obsolescence(2)	(101,168)	(97,562)	(103,269)	(99,598)
Net inventories	1,143,791	1,046,582	1,209,673	1,097,238

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the provision for inventory losses and obsolescence are included in Cost of goods sold (Note 25).

7. PREPAID EXPENSES

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Incremental costs (customers' contracts)(1)	2,968,182	2,842,824	2,968,182	2,842,824
Fistel Fees (TFF, Condecine and EBC)(2)	1,037,038	—	1,037,038	—
Software licenses and network maintenance	510,752	278,266	952,589	610,902
Advertising and publicity	166,973	203,884	166,973	203,884
Personal	88,073	109,736	90,466	112,421
Financial charges	120,350	122,325	120,350	122,325
Other prepaid expenses	101,700	55,829	107,717	61,799
Total	4,993,068	3,612,864	5,443,315	3,954,155

Current	2,837,207	1,526,404	3,288,776	1,868,954
Non-current	2,155,861	2,086,460	2,154,539	2,085,201

(1)	Incremental costs for contracts with customers are mostly sales commissions paid to partners to obtain customer contracts, deferred as income under IFRS 15 in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining balance of fees for (i) Inspection and Operating; (ii) Contribution for the Development of the National Film Industry (“Condecine”) and; (iii) Brazilian Communications Company (“EBC”) for the year, which will be fully amortized by the end of 2025.

8. INCOME AND SOCIAL CONTRIBUTION TAXES

8.a. Income and Social Contribution taxes recoverable

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Income taxes	447,073	701,999	462,603	711,237
Social contribution taxes	51,364	137,828	56,719	141,457
Total	498,437	839,827	519,322	852,694

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

8.b. Income and Social Contribution taxes payable

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Income taxes	235,953	163,608	240,093	170,125
Social contribution taxes	80,847	52,889	82,555	55,128
Total	316,800	216,497	322,648	225,253

Current	98,934	1,142	104,782	9,898
Non-current	217,866	215,355	217,866	215,355

At March 31, 2025 and December 31, 2024 includes R$219,035 and R$216,497, respectively, of taxes provisioned per IFRIC 23 (Note 8.e).

8.c. Deferred taxes

	Company
	Balance on 12.31.2023	Income statement	Comprehensive income	Balance on 03.31.2024	Income statement	Comprehensive income	Balance on 12.31.2024
Income and social contribution taxes on tax carryforward losses(1)	1,996,168	(143,854)	—	1,852,314	(219,418)	—	1,632,896
Income and social contribution taxes on temporary differences(2)	(5,414,908)	144,477	(621)	(5,271,052)	(216,719)	(148,388)	(5,636,159)
Provision for legal, labor, tax civil and regulatory contingencies	2,355,149	91,153	—	2,446,302	(408,362)	—	2,037,940
Trade accounts payable and other provision	1,880,362	201,859	—	2,082,221	262,877	—	2,345,098
Customer portfolio and trademarks	(184,187)	1,603	—	(182,584)	19,043	—	(163,541)
Allowance for expected losses from accounts receivable	612,801	6,872	—	619,673	(6,880)	—	612,793
Estimated losses from modems and other P&E items	109,985	295	—	110,280	4,499	—	114,779
Pension plans and other post-employment benefits	360,294	6,801	—	367,095	25,924	(148,712)	244,307
Profit sharing	218,763	(97,258)	—	121,505	82,850	—	204,355
Licenses	(2,366,400)	39,440	—	(2,326,960)	118,320	—	(2,208,640)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,432,960)	(57,710)	—	(7,490,670)	(173,130)	—	(7,663,800)
Property, plant and equipment - small value items	(1,190,677)	(31,076)	—	(1,221,753)	(25,284)	—	(1,247,037)
Technological Innovation Law	(7,158)	349	—	(6,809)	1,091	—	(5,718)
On other temporary differences	229,120	(17,851)	(621)	210,648	(117,667)	324	93,305
Total deferred tax liabilities, non-current	(3,418,740)	623	(621)	(3,418,738)	(436,137)	(148,388)	(4,003,263)

Deferred tax assets	8,985,768			9,071,533			8,784,066
Deferred tax liabilities	(12,404,508)			(12,490,271)			(12,787,329)
Deferred tax liabilities, net	(3,418,740)			(3,418,738)			(4,003,263)

Represented in the balance sheet as follows:
Deferred tax liabilities	(3,418,740)			(3,418,738)			(4,003,263)

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

	Company
	Balance on 12.31.2024	Comprehensive income	Comprehensive income	Balance on 03.31.2025
Income and social contribution taxes on tax carryforward losses(1)	1,632,896	(116,937)	—	1,515,959
Income and social contribution taxes on temporary differences(2)	(5,636,159)	34,507	112	(5,601,540)
Provision for legal, labor, tax civil and regulatory contingencies	2,037,940	(8,476)	—	2,029,464
Trade accounts payable and other provision	2,345,098	138,799	—	2,483,897
Customer portfolio and trademarks	(163,541)	6,348	—	(157,193)
Allowance for expected losses from accounts receivable	612,793	10,227	—	623,020
Estimated losses from modems and other P&E items	114,779	(266)	—	114,513
Pension plans and other post-employment benefits	244,307	2,737	—	247,044
Profit sharing	204,355	(107,637)	—	96,718
Licenses	(2,208,640)	39,440	—	(2,169,200)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,663,800)	(57,710)	—	(7,721,510)
Property, plant and equipment - small value items	(1,247,037)	34,564	—	(1,212,473)
Technological Innovation Law	(5,718)	378	—	(5,340)
On other temporary differences	93,305	(23,897)	112	69,520
Total deferred tax liabilities, non-current	(4,003,263)	(82,430)	112	(4,085,581)

Deferred tax assets	8,784,066			8,704,683
Deferred tax liabilities	(12,787,329)			(12,790,264)
Deferred tax liabilities, net	(4,003,263)			(4,085,581)

Represented in the balance sheet as follows:
Deferred tax liabilities	(4,003,263)			(4,085,581)

	Consolidated
	Balance on 12.31.2023	Income statement	Comprehensive income	Balance on 03.31.2024	Income statement	Comprehensive income	IPNET Business Combination	Balance on 12.31.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	2,097,731	(146,273)	—	1,951,458	(230,677)	—	—	1,720,781
Income and social contribution taxes on temporary differences(2)	(5,339,226)	141,841	(621)	(5,198,006)	(219,271)	(148,779)	(12,187)	(5,578,243)
Provision for legal, labor, tax civil and regulatory contingencies	2,390,268	91,241	—	2,481,509	(412,763)	—	19,604	2,088,350
Trade accounts payable and other provision	1,895,643	202,347	—	2,097,990	263,216	—	—	2,361,206
Customer portfolio and trademarks	(178,158)	15,934	—	(162,224)	18,025	—	—	(144,199)
Allowance for expected losses from accounts receivable	622,046	7,002	—	629,048	(7,625)	—	(1,542)	619,881
Estimated losses from modems and other P&E items	109,985	295	—	110,280	4,499	—	—	114,779
Pension plans and other post-employment benefits	364,335	3,940	—	368,275	26,127	(149,103)	—	245,299
Profit sharing	223,420	(100,213)	—	123,207	86,623	—	—	209,830
Licenses	(2,366,402)	39,440	—	(2,326,962)	118,322	—	—	(2,208,640)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,443,807)	(58,100)	—	(7,501,907)	(176,317)	—	—	(7,678,224)
Property, plant and equipment - small value items	(1,190,678)	(31,075)	—	(1,221,753)	(25,285)	—	—	(1,247,038)
Technological Innovation Law	(7,158)	349	—	(6,809)	1,091	—	—	(5,718)
On other temporary differences	241,280	(29,319)	(621)	211,340	(115,184)	324	(30,249)	66,231
Total deferred tax (Liabilities), non-current	(3,241,495)	(4,432)	(621)	(3,246,548)	(449,948)	(148,779)	(12,187)	(3,857,462)

Deferred tax assets	9,177,084			9,258,500				8,947,536
Deferred tax liabilities	(12,418,579)			(12,505,048)				(12,804,998)
Deferred tax liabilities, net	(3,241,495)			(3,246,548)				(3,857,462)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	177,245			172,190				158,215
Deferred tax liabilities	(3,418,740)			(3,418,738)				(4,015,677)

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2024	Income statement	Comprehensive income	Balance on Samauma - Business Combination (Note 1.c.1)	Balance on 03.31.2025
Income and social contribution taxes on tax carryforward losses(1)	1,720,781	(116,123)	—	—	1,604,658
Income and social contribution taxes on temporary differences(2)	(5,578,243)	30,659	112	(2,979)	(5,550,451)
Provision for legal, labor, tax civil and regulatory contingencies	2,088,350	(6,222)	—	805	2,082,933
Trade accounts payable and other provision	2,361,206	144,241	—	—	2,505,447
Customer portfolio and trademarks	(144,199)	(11,711)	—	—	(155,910)
Allowance for expected losses from accounts receivable	619,881	11,034	—	—	630,915
Estimated losses from modems and other P&E items	114,779	(266)	—	—	114,513
Pension plans and other post-employment benefits	245,299	2,758	—	—	248,057
Profit sharing	209,830	(110,683)	—	—	99,147
Licenses	(2,208,640)	39,440	—	—	(2,169,200)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,678,224)	(56,899)	—	—	(7,735,123)
Property, plant and equipment - small value items	(1,247,038)	34,564	—	—	(1,212,474)
Technological Innovation Law	(5,718)	378	—	—	(5,340)
On other temporary differences	66,231	(15,975)		(3,784)	46,584
Total deferred tax liabilities, non-current	(3,857,462)	(85,464)	112	(2,979)	(3,945,793)

Deferred tax assets	8,947,536				8,898,344
Deferred tax liabilities	(12,804,998)				(12,844,136)
Deferred tax liabilities, net	(3,857,462)				(3,945,792)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	158,215				150,582
Deferred tax liabilities	(4,015,677)				(4,096,374)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.

On March 31, 2025 and December 31, 2024, there were unrecognized deferred tax assets for tax carryforward losses of the Company's subsidiaries (POP, Recicla V, TGLog, CloudCo, and Vivo Pay), of R$9,312 and R$12,602 on December 31, 2024, respectively, as offset against future taxable profits is not assured.

8.d. Reconciliation of statutory tax rate to effective tax rate

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The reconciliation of the tax expense from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) for the periods ended March 31, 2025 and 2024 is as follows:

	Company		Consolidated
	Three-month period ended
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Income before taxes	1,405,426	1,207,410	1,415,770	1,223,731
Income and social contribution tax expenses, at the statutory tax rate of 34%	(477,845)	(410,519)	(481,362)	(416,069)
Permanent differences
Tax benefit related to interest on equity allocated	129,200	102,000	129,200	102,000
Non-deductible expenses, gifts, incentives	(24,423)	(26,039)	(24,820)	(27,670)
Tax incentive operating profit	9,087	15,575	9,087	15,575
Share of results in investees – equity method	9,393	3,297	(1,259)	(40)
Other	7,374	3,907	9,654	(1,418)
Tax expense	(347,214)	(311,779)	(359,500)	(327,622)

Effective rate	24.7%	25.8%	25.4%	26.8%
Current income and social contribution taxes	(264,784)	(312,402)	(274,036)	(323,190)
Deferred income and social contribution taxes	(82,430)	623	(85,464)	(4,432)

8.e. Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, of R$37,780,262 and R$36,939,312 on March 31, 2025 and December 31, 2024, respectively. Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted once examined by the higher courts of last resort (acceptance probability greater than 50%). These amounts accrue SELIC interest.

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$219,035 and R$216,497 on March 31, 2025 and December 31, 2024, respectively. These claims involve compensation for overpayment of income tax and social contribution not yet approved by the RFB.

8.f. New calculation rule ("Pillar II") - OECD

On December 27, 2024 Law 15,079/24 was enacted, establishing the additional Social Contribution on Net Income (“CSLL”) in the process of adapting Brazilian legislation to the Global Rules Against Base Erosion, OECD model (“Pillar II”). Under this law, whenever the Company, adopting the calculation criteria provided for therein, determines an effective combined rate of Income Tax and Social Contribution on Net Income of less than 15%, it must make an additional payment until reaching this minimum percentage. This rule is effective as of January 2025 and, if an additional payment is necessary, the amount will be collected in the following year. The Company does not expect a significant impact from this rule on its collections, as it already meets the established limits.

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
State VAT (ICMS)(1)	2,092,106	1,979,351	2,094,027	1,980,977
PIS and COFINS	388,654	457,358	430,303	517,616
Withholding taxes and contributions(2)	354,757	307,263	376,888	326,802
Other taxes	83,842	85,840	84,385	87,043
Total	2,919,359	2,829,812	2,985,603	2,912,438

Current	2,308,069	2,223,467	2,374,313	2,306,093
Non-current	611,290	606,345	611,290	606,345

(1)	Includes ICMS credits from the acquisition of property and equipment (available for offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$566,945 and R$563,895 on March 31, 2025 and December 31, 2024, respectively.
(2)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10. JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and restrictions placed on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical plus accrued interest.

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Judicial deposits
Tax	1,472,494	1,505,990	1,666,254	1,697,070
Civil	895,461	889,863	897,398	891,872
Regulatory	330,967	325,810	330,967	325,810
Labor	64,733	62,661	69,387	67,859
Total	2,763,655	2,784,324	2,964,006	2,982,611
Garnishments	19,159	19,398	20,961	21,112
Total	2,782,814	2,803,722	2,984,967	3,003,723

Current	127,655	150,160	128,508	150,993
Non-current	2,655,159	2,653,562	2,856,459	2,852,730

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Below, we present the composition of the balances of tax judicial deposits, classified by tax, on March 31, 2025 and December 31, 2024. The information relating to judicial deposits is the same as in explanatory Note 10) Judicial Deposits and Garnishments, published in the financial statements for the year ended December 31, 2024.

	Consolidated
Tax	03.31.2025	12.31.2024
Universal Telecommunication Services Fund (FUST)	630,319	622,820
State Value-Added Tax (ICMS(1)	388,339	432,253
Social Contribution Tax for Intervention in the Economic Order (CIDE)	342,400	338,694
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	62,696	61,935
Telecommunications Inspection Fund (FISTEL)	56,492	55,801
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	29,813	29,425
Withholding Income Tax (IRRF)	45,916	45,360
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	27,953	27,503
Other taxes, charges and contributions	82,326	83,279
Total	1,666,254	1,697,070

(1) The variation between the comparative periods is mainly due to the offsetting of the judicial deposit of R$38,745, related to the SP tax amnesty program (Note 20.c).

11. OTHER ASSETS

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Related-party receivables (Note 28)	145,999	136,084	125,228	115,400
Sale of real estate and other receivables	232,220	255,317	232,220	255,317
Advances to employees and suppliers	138,962	54,899	152,228	60,811
Surplus from post-employment benefit plans (Note 30)(1)	134,258	156,999	134,306	157,046
Loan agreement with subsidiary CloudCo Brasil - 2024	45,062	46,425	—	—
Indemnification assets (IPNET, VSS and Samauma acquisitions)	—	—	113,574	100,664
Sublease of assets and other amounts receivable	7,467	7,223	36,337	39,738
Total	703,968	656,947	793,893	728,976

Current	425,639	361,912	428,555	360,141
Non-current	278,329	295,035	365,338	368,835

(1)	On March 31, 2025 and December 31, 2024, includes R$130,336 and R$153,714, respectively, referring to the distribution of the PBS-A surplus.

12. INVESTMENTS

12.a. Information on investees

The information relating to direct and jointly controlled subsidiaries is the same as in explanatory Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2024, except for the acquisition of Samauma by Terra Networks (Note 1.c.1).

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

A summary of the selected financial data of the direct and jointly controlled subsidiaries in which the Company has an interest is presented below:

			03.31.2025			Three-month period ended March 31, 2025
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	1,157,440	766,639	390,801	186,707	21,275
TGLog	100.00%	Subsidiary	45,159	32,789	12,370	10,830	214
POP(2)	100.00%	Subsidiary	175,001	78,430	96,571	10,660	4,802
Vivo Pay I (formerly Vivo Money I)	100.00%	Subsidiary	267,112	88,580	178,532	41,903	2,695
Vivo Pay Holding	100.00%	Subsidiary	15,446	2,920	12,526	—	(1,110)
Vivo Ventures	98.00%	Subsidiary	160,080	138	159,942	—	5,837
Vivo Pay II (formerly Vivo Money III)	100.00%	Subsidiary	1,029	149	880	278	(205)
CloudCo Brasil(4)	50.01%	Subsidiary	1,012,907	994,046	18,861	410,617	(6,252)
IoTCo Brasil	50.01%	Subsidiary	162,122	50,753	111,369	26,507	2,133
Aliança	50.00%	Joint control	288,709	3,097	285,612	—	1,365
AIX	50.00%	Joint control	50,114	32,427	17,687	17,724	(42)
ACT	50.00%	Joint control	47	4	43	26	1
VIVAE	50.00%	Joint control	20,357	3,748	16,609	1,871	(504)
GUD	50.00%	Joint control	42,689	9,493	33,196	865	(3,945)
FiBrasil	25.01%	Joint control	2,062,546	1,203,329	859,217	101,869	(8,567)

			12.31.2024			Three-month period ended March 31, 2024
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	987,759	594,433	393,326	178,129	17,857
TGLog	100.00%	Subsidiary	48,177	36,021	12,156	14,414	(12,399)
POP(2)	100.00%	Subsidiary	168,613	76,844	91,769	8,219	4,483
Vivo Pay I (formerly Vivo Money I)	100.00%	Subsidiary	244,850	69,013	175,837	35,299	(788)
Vivo Money II(3)		Subsidiary	—	—	—	28	11
Vivo Pay II (formerly Vivo Money III)	100.00%	Subsidiary	1,162	77	1,085	—	—
Vivo Pay Holding	100.00%	Subsidiary	15,196	1,560	13,636	—	(25)
Vivo Ventures	98.00%	Subsidiary	137,628	30	137,598	—	204
CloudCo Brasil(4)	50.01%	Subsidiary	948,574	923,461	25,113	283,976	(3,035)
IoTCo Brasil	50.01%	Subsidiary	166,215	56,979	109,236	26,698	3,983
Aliança	50.00%	Joint control	297,309	2,917	294,392	—	1,768
AIX	50.00%	Joint control	49,834	32,105	17,729	17,008	128
ACT	50.00%	Joint control	46	4	42	26	2
GUD	50.00%	Joint control	23,460	7,664	15,796	—	—
VIVAE	50.00%	Joint control	21,070	3,957	17,113	—	(2,144)
FiBrasil	25.01%	Joint control	2,025,664	1,157,880	867,784	93,910	18

(1)	Terra Networks is the full and direct controller of TIS, TLF01 and Samauma.
(2)	POP is the full and direct controller of Recicla V and Vale Saúde Sempre..
(3)	Vivo Money II merged into Vivo Pay I in October 2024.
(4)	CloudCo Brasil is the full and direct controller of IPNET.

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

12.b. Changes in investment balances

	Subsidiary	Joint Venture	Other investments	Company Total investments	Total investments
Balance on December 31, 2023	689,393	396,675	47	1,086,115	438,870
Equity (Statements of Income)	9,814	(118)	—	9,696	(118)
Capital contribution – cash and cash equivalents (Vivo Pay, Vivo Ventures and GUD)	9,998	10,319	—	20,317	10,319
Investments of the subsidiary Vivo Ventures	—	—	—	—	1,165
Other comprehensive results (Alliance and other investments)	—	1,045	6	1,051	1,051
Balance on March 31, 2024	709,205	407,921	53	1,117,179	451,287
Equity (Statements of Income)	76,275	(4,233)	—	72,042	(4,233)
Dividends (Terra Networks, IoTCo, AIX and ACT)	(171,107)	—	—	(171,107)	—
Capital contribution - cash and cash equivalents (Vivo Money, Vivo Money II, Vivo Ventures and VivaE) and Redemption of Vivo Money shares	115,124	3,368	—	118,492	3,368
Capital contribution - dividends receivable (Terra Networks)	145,183	—	—	145,183	—
Capital contribution - assets (Terra Networks) (Notes 13 and 14)	12,343	—	—	12,343	—
Investments of the subsidiary Vivo Ventures	—	—	—	—	92,468
Other comprehensive results (Alliance and other investments)	2,821	23,521	(27)	26,315	23,494
Balance on December 31, 2024	889,844	430,577	26	1,320,447	566,384
Equity (Statements of Income)	31,331	(3,704)	—	27,627	(3,704)
Dividends (Terra Networks)	(23,800)	—	—	(23,800)	—
Capital contribution – cash and cash equivalents (Vivo Ventures and GUD)	16,177	10,674	—	26,851	10,674
Investments of the subsidiary Vivo Ventures	—	—	—	—	21,651
Other comprehensive results (Alliance and other investments)	—	(5,073)	(6)	(5,079)	(5,079)
Balance on March 31, 2025	913,552	432,474	20	1,346,046	589,926

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT

13.a. Changes in balances

	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2023	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357
Additions	12,742	501,159	7,937	—	—	6,194	1,277,555	1,805,587
Write-offs, net(1)	(1,816)	(14,398)	(1)	—	(124)	(295)	—	(16,634)
Net transfers(2)	551,447	101,149	531,705	11,634	—	3,664	(1,214,051)	(14,452)
Subletting	—	(21,303)	—	—	—	—	—	(21,303)
Depreciation (Note 25)	(864,380)	(922,833)	(525,988)	(70,062)	—	(44,749)	—	(2,428,012)
Balance on March 31, 2024	22,951,802	14,568,891	5,415,347	362,788	249,412	467,817	1,596,486	45,612,543
Additions	135,258	4,209,514	77,348	—	—	119,788	4,739,327	9,281,235
Write-offs, net(1)	(8,836)	(95,307)	(469)	(528)	(10,147)	—	(8,236)	(123,523)
Net transfers(2)	2,729,395	256,648	1,654,004	25,102	—	9,523	(4,695,277)	(20,605)
Subletting	—	(43,987)	—	—	—	—	—	(43,987)
Capital contribution in assets in subsidiary (Note 12.b.)	(232)	(2)	(6,026)	—	—	(148)	(3,858)	(10,266)
Depreciation	(3,047,846)	(2,905,788)	(1,636,017)	(175,035)	—	(134,693)	—	(7,899,379)
Balance on December 31, 2024	22,759,541	15,989,969	5,504,187	212,327	239,265	462,287	1,628,442	46,796,018
Additions	37,349	448,000	22,131	582	—	44,740	1,211,468	1,764,270
Write-offs, net(1)	(958)	(55,921)	(17)	—	—	(6,321)	(3,066)	(66,283)
Net transfers	1,025,223	132,948	300,179	3,017	—	506	(1,461,873)	—
Subletting	—	(16,964)	—	—	—	—	—	(16,964)
Depreciation (Note 25)	(1,096,423)	(997,391)	(548,121)	(45,502)	—	(45,083)	—	(2,732,520)
Balance on March 31, 2025	22,724,732	15,500,641	5,278,359	170,424	239,265	456,129	1,374,971	45,744,521

Balance on December 31, 2024
Cost	91,741,641	47,291,492	31,695,949	6,581,648	239,265	5,776,431	1,628,442	184,954,868
Accumulated depreciation	(68,982,100)	(31,301,523)	(26,191,762)	(6,369,321)	—	(5,314,144)	—	(138,158,850)
Total	22,759,541	15,989,969	5,504,187	212,327	239,265	462,287	1,628,442	46,796,018

Balance on March 31, 2025
Cost	92,762,483	47,740,244	31,659,340	6,578,092	239,265	5,810,390	1,374,971	186,164,785
Accumulated depreciation	(70,037,751)	(32,239,603)	(26,380,981)	(6,407,668)	—	(5,354,261)	—	(140,420,264)
Total	22,724,732	15,500,641	5,278,359	170,424	239,265	456,129	1,374,971	45,744,521

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147
Additions	13,875	501,173	7,937	—	—	6,630	1,277,895	1,807,510
Write-offs, net (1)	(1,845)	(14,398)	(1)	—	(124)	(1,101)	—	(17,469)
Net transfers (2)	551,449	101,147	531,705	11,636	—	3,662	(1,214,051)	(14,452)
Subletting	—	(21,303)	—	—	—	—	—	(21,303)
Depreciation (Note 25)	(864,916)	(923,379)	(525,988)	(70,082)	—	(47,249)	—	(2,431,614)
Balance on March 31, 2024	22,965,431	14,572,419	5,415,347	362,939	249,412	474,872	1,600,399	45,640,819
Additions	148,296	4,206,777	77,348	32	—	110,396	4,724,673	9,267,522
Write-offs, net (1)	(8,808)	(95,922)	(468)	(536)	(10,147)	—	(8,182)	(124,063)
Net transfers (2)	2,715,325	255,843	1,654,003	25,116	—	10,386	(4,681,279)	(20,606)
Subletting	—	(43,987)	—	—	—	—	—	(43,987)
Business combination - IPNET	—	533	—	—	—	532	—	1,065
Depreciation	(3,049,438)	(2,905,622)	(1,636,017)	(175,065)	—	(142,227)	—	(7,908,369)
Balance on December 31, 2024	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381
Additions	36,624	448,889	22,131	592	—	45,972	1,209,330	1,763,538
Write-offs, net (1)	(958)	(56,699)	(17)	—	—	(6,321)	(3,066)	(67,061)
Net transfers	1,025,223	132,947	300,179	3,017	—	506	(1,461,872)	—
Subletting	—	(16,964)	—	—	—	—	—	(16,964)
Business combination - Samauma (Note 1.c.1)	—	—	—	—	—	217	—	217
Depreciation (Note 25)	(1,096,989)	(997,287)	(548,121)	(45,514)	—	(47,740)	—	(2,735,651)
Balance on March 31, 2025	22,734,706	15,500,927	5,284,385	170,581	239,265	446,593	1,380,003	45,756,460

Balance on December 31, 2024
Cost	91,758,158	47,318,029	31,701,975	6,582,403	239,265	5,945,185	1,635,611	185,180,626
Accumulated depreciation	(68,987,352)	(31,327,988)	(26,191,762)	(6,369,917)	—	(5,491,226)	—	(138,368,245)
Total	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381

Balance on March 31, 2025
Cost	92,778,275	47,766,123	31,665,366	6,578,857	239,265	5,980,136	1,380,003	186,388,025
Accumulated depreciation	(70,043,569)	(32,265,196)	(26,380,981)	(6,408,276)	—	(5,533,543)	—	(140,631,565)
Total	22,734,706	15,500,927	5,284,385	170,581	239,265	446,593	1,380,003	45,756,460

(1)	Infrastructure, includes R$55,318 and R$74,258 in 2025 and 2024, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (note 14.a).

13.b. Annual depreciation rates

Below, we present a table of annual depreciation rates, except for lease assets, which are presented in Note 13.c.

	Company						Consolidated
Description	03.31.2025			12.31.2024			03.31.2025			12.31.2024
Switching and transmission equipment and media	2.50%	to	80.00%	2.50%	to	66.67%	2.50%	to	80.00%	2.50%	to	66.67%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	50.00%	2.50%	to	50.00%
Leased equipment (cell phones and modems)	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

13.c. Additional information on leases

The balances and transactions of leases, included in the changes in balances of property, plant and equipment (Note 13.a), were:

	Consolidated
	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117
Additions	498,748	11,367	—	510,115
Subletting (Note 13.a)	(21,303)	—	—	(21,303)
Depreciation	(808,026)	(18,070)	(352)	(826,448)
Cancellation of contracts	(8,968)	(1,163)	—	(10,131)
Balance on March 31, 2024	11,523,443	195,653	13,254	11,732,350
Additions	4,135,804	127,758	702	4,264,264
Subletting (Note 13.a)	(43,987)	—	—	(43,987)
Depreciation	(2,556,795)	(61,320)	(8,676)	(2,626,791)
Cancellation of contracts	(65,290)	(8,960)	(21)	(74,271)
Other changes	(3,947)	—	—	(3,947)
Balance on December 31, 2024	12,989,228	253,131	5,259	13,247,618
Additions	439,493	35,233	35,862	510,588
Subletting (Note 13.a)	(16,964)	—	—	(16,964)
Depreciation	(883,432)	(25,283)	(4,739)	(913,454)
Cancellation of contracts	(55,318)	(840)	—	(56,158)
Balance on March 31, 2025	12,473,007	262,241	36,382	12,771,630

Balance on December 31, 2024
Cost	29,418,847	520,634	130,315	30,069,796
Accumulated depreciation	(16,429,619)	(267,503)	(125,056)	(16,822,178)
Total	12,989,228	253,131	5,259	13,247,618

Balance on March 31, 2025
Cost	29,729,100	551,838	165,475	30,446,413
Accumulated depreciation	(17,256,093)	(289,597)	(129,093)	(17,674,783)
Total	12,473,007	262,241	36,382	12,771,630

Annual depreciation rates for lease assets:

	Company						Consolidated
Description	03.31.2025			12.31.2024			03.31.2025			12.31.2024
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	40.00%

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

13.d. Property, plant and equipment items pledged in guarantee

On March 31, 2025 and December 31, 2024, consolidated property, plant and equipment were offered as collateral in legal proceedings of R$11,401 and R$29,414, respectively.

14. INTANGIBLE ASSETS

14.a. Balances and changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2023	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407
Additions	—	10,971	140	—	—	—	576,783	587,894
Net transfers(2)	—	—	756,784	—	—	—	(742,332)	14,452
Amortization (Note 25)	—	(328,290)	(554,762)	(21,051)	(27,406)	(681)	—	(932,190)
Balance on March 31, 2024	26,262,978	14,569,740	6,246,448	547,333	168,012	32,689	634,363	48,461,563
Additions	—	12,948	(140)	—	—	—	2,282,408	2,295,216
Write-offs, net	—	—	(3,591)	—	—	—	(651)	(4,242)
Net transfers(2)	—	—	2,110,478	—	—	—	(2,089,873)	20,605
Capital contribution in assets in subsidiary (Note 12.b.)	—	—	(2,077)	—	—	—	—	(2,077)
Amortization	—	(987,434)	(1,782,501)	(63,154)	(82,219)	(1,953)	—	(2,917,261)
Balance on December 31, 2024	26,262,978	13,595,254	6,568,617	484,179	85,793	30,736	826,247	47,853,804
Additions	—	—	28	—	—	—	615,595	615,623
Net transfers	—	—	813,327	—	—	—	(813,327)	—
Amortization (Note 25)	—	(329,568)	(594,859)	(21,051)	(27,406)	(652)	—	(973,536)
Balance on March 31, 2025	26,262,978	13,265,686	6,787,113	463,128	58,387	30,084	628,515	47,495,891

Balance on December 31, 2024
Cost	26,262,978	29,772,875	30,633,046	1,658,897	4,536,912	269,557	826,247	93,960,512
Accumulated amortization	—	(16,177,621)	(24,064,429)	(1,174,718)	(4,451,119)	(238,821)	—	(46,106,708)
Total	26,262,978	13,595,254	6,568,617	484,179	85,793	30,736	826,247	47,853,804

Balance on March 31, 2025
Cost	26,262,978	29,772,876	31,445,694	1,658,897	4,536,912	269,557	628,515	94,575,429
Accumulated amortization	—	(16,507,190)	(24,658,581)	(1,195,769)	(4,478,525)	(239,473)	—	(47,079,538)
Total	26,262,978	13,265,686	6,787,113	463,128	58,387	30,084	628,515	47,495,891

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975
Additions	—	10,971	260	—	—	—	576,723	587,954
Net transfers(2)	—	—	756,784	—	—	—	(742,332)	14,452
Amortization (Note 25)	—	(328,290)	(555,805)	(21,331)	(27,746)	(1,541)	—	(934,713)
Balance on March 31, 2024	26,390,696	14,569,740	6,258,238	550,571	178,054	46,480	636,889	48,630,668
Additions	—	12,948	(260)	—	—	—	2,289,093	2,301,781
Write-offs, net	—	—	(3,592)	—	—	—	(650)	(4,242)
Net transfers(2)	—	—	2,118,123	—	—	—	(2,097,517)	20,606
Business combination – IPNET	174,439	—	—	10,099	28,749	27,136	—	240,423
Amortization	—	(987,434)	(1,785,669)	(64,498)	(84,677)	(5,311)	—	(2,927,589)
Balance on December 31, 2024	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647
Additions	—	—	28	—	—	—	615,593	615,621
Net transfers	—	—	813,327	—	—	—	(813,327)	—
Business combination – Samauma (Note 1.c.1)	59,597	—	6	4,222	—	9,346	—	73,171
Amortization (Note 25)	—	(329,568)	(596,096)	(21,836)	(29,183)	(2,642)	—	(979,325)
Balance on March 31, 2025	26,624,732	13,265,686	6,804,105	478,558	92,943	75,009	630,081	47,971,114

Balance on December 31, 2024
Cost	26,565,135	29,772,875	30,772,551	1,673,846	4,577,691	315,248	827,815	94,505,161
Accumulated amortization	—	(16,177,621)	(24,185,711)	(1,177,674)	(4,455,565)	(246,943)	—	(46,243,514)
Total	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647

Balance on March 31, 2025
Cost	26,624,732	29,772,875	31,585,220	1,678,068	4,577,691	324,595	630,081	95,193,262
Accumulated amortization	—	(16,507,189)	(24,781,115)	(1,199,510)	(4,484,748)	(249,586)	—	(47,222,148)
Total	26,624,732	13,265,686	6,804,105	478,558	92,943	75,009	630,081	47,971,114

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Television Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022), Vale Saúde Sempre (2023) and Samauma (2025).
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 13.a).

14.b. Annual amortization rates

	Company						Consolidated
Description	03.31.2025			12.31.2024			03.31.2025			12.31.2024
Licenses	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%
Software	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			5.13%			5.13%	to	23.53%	5.13%	to	23.50%
Customer portfolio	10.00%	to	12.50%	10.00%	to	12.50%	10.00%	to	20.69%	9.52%	to	20.70%
Other intangible assets	20.00%			20.00%			6.67%	to	20.00%	6.67%	to	20.00%

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Social charges and benefits	611,443	563,773	674,125	614,595
Profit sharing	172,000	489,166	182,201	514,902
Share-based payment plans (Note 29)	114,187	124,592	115,712	126,019
Salaries and wages	29,905	33,065	41,941	46,747
Others	—	—	11,837	11,650
Total	927,535	1,210,596	1,025,816	1,313,913

Current	895,662	1,147,385	981,807	1,238,452
Non-current	31,873	63,211	44,009	75,461

16. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Sundry suppliers (Opex, Capex, Services e Material)	8,009,326	7,820,642	8,420,046	8,194,196
Related parties (Note 28)	653,828	622,044	564,736	546,069
Amounts payable (operators, cobilling)	247,406	246,659	247,413	246,659
Interconnection / interlink	278,058	243,700	278,058	243,700
Total	9,188,618	8,933,045	9,510,253	9,230,624

17. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Fistel(1)	5,677,395	4,713,786	5,677,395	4,713,786
ICMS	1,327,308	1,256,662	1,400,918	1,328,010
PIS and COFINS	225,195	331,827	238,177	370,312
Fust and Funttel	103,753	102,773	103,753	102,773
Other taxes	202,539	179,173	216,256	199,639
Total	7,536,190	6,584,221	7,636,499	6,714,520

Current	1,503,772	1,520,447	1,537,839	1,585,936
Non-current	6,032,418	5,063,774	6,098,660	5,128,584

(1)	Refers to the remaining balances from 2020 to 2025 which collection, according to decisions of the Federal Regional Court of the First Region, is suspended. The amount is classified as non-current liabilities plus accrued the SELIC interest.

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

18. DIVIDENDS AND INTEREST ON EQUITY

18.a. Interest on equity receivable

	Company
	2025	2024
Balance at the beginning of the year	1,975	2,503
Proposed dividends from the previous year - Terra Networks	23,800	—
Balance as of March 31	25,775	2,503
Proposed dividends from the previous year - Terra Networks		169,132
Dividends receipt - Terra Networks, IoTCo, ACT and AIX		(26,452)
Capital increase in subsidiary - Terra Networks		(145,183)
Interest on equity and dividends receivable (IoTCo)		1,975
Balance at the end of the year		1,975

For the purposes of the statement of cash flow, interest on equity and dividends received from the subsidiary are classified as “Investing Activities“.

18.b. Dividends and interest on equity payable

18.b.1. Balances

	Consolidated
	03.31.2025	12.31.2024
Telefónica	869,144	742,819
Telefónica Latinoamérica Holding	834,216	712,945
Telefónica Chile	1,283	1,096
Telefónica IoT & Big Data Tech	1,975	1,975
Non-controlling interest	857,217	778,255
Total	2,563,835	2,237,090

The amount payable to Telefónica IoT & Big Data Tech refers to the interest on intermediary equity, as per IoT Co.

18.b.2. Changes

	Consolidated
	2025	2024
Balance at the beginning of the year	2,237,090	2,247,884
Interim interest on equity (net of IRRF) and dividends	323,000	255,000
Payment of dividends and interest on equity	(137)	(164)
IRRF on shareholders exempt/immune from interest on equity	3,882	—
Balance on March 31	2,563,835	2,502,720
Interim dividends and interest on equity (net of IRRF)		2,386,225
Unclaimed dividends and interest on equity		(126,977)
Payment of dividends and interest on equity		(2,532,235)
IRRF on shareholders tax exempt/immune from interest on equity		7,357
Balance at the end of the year		2,237,090

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

For the purposes of the statement of cash flow, interest on equity and dividends paid to shareholders are recognized in “Financing Activities“.

19. PROVISION AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for proceedings when an unfavorable outcome is considered probable.

19.a. Balances and changes

On March 31, 2025, the nature and composition of the provisions, for probable risk of losses, in addition to the contingent liability, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts are the same as in explanatory Note 20) Provisions and Contingencies, disclosed in the financial statements for the year ended December 31, 2024, except for the amounts resulting from the acquisition of Samauma by Terra Networks (Note 1.c.1).

The balances and changes in the provision for probable risk of losses, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts are:

	Company
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2023	2,651,109	1,760,866	1,222,935	679,468	991,034	40,993	407,246	96,601	7,850,252
Additions (reversal), net (Note 26)	21,079	(7,217)	68,977	89,638	(3,526)	—	(697)	—	168,254
Other additions	—	—	—	—	—	—	1,611	—	1,611
Write-offs due to payment	(9,373)	(81)	(64,929)	(76,794)	—	(422)	—	(118)	(151,717)
Interest accruals (Note 27)	76,705	58,167	71,304	45,214	14,728	—	(1,084)	—	265,034
Balance on March 31, 2024	2,739,520	1,811,735	1,298,287	737,526	1,002,236	40,571	407,076	96,483	8,133,434
Additions (reversal), net	16,613	(370,293)	180,526	330,741	(8,991)	(10,798)	(7,651)	—	130,147
Other additions (reversal)	(484,654)	—	—	—	—	14,929	8,031	—	(461,694)
Write-offs due to payment	(61,507)	(16,218)	(273,439)	(344,309)	—	(3,697)	—	(5,820)	(704,990)
Interest accruals	(347,471)	(274,129)	200,879	167,440	60,267	—	1,493	—	(191,521)
Balance on December 31, 2024	1,862,501	1,151,095	1,406,253	891,398	1,053,512	41,005	408,949	90,663	6,905,376
Additions (reversal), net (Note 26)	29,880	(7,252)	65,486	100,490	(6,300)	5,490	(3,878)	(90,663)	93,253
Other additions (reversal)(1)	—	(172,320)	—	—	—	—	1,832	—	(170,488)
Write-offs due to payment	(4,848)	(384)	(105,314)	(91,664)	—	(20)	—	—	(202,230)
Interest accruals (Note 27)	34,828	13,587	37,485	57,487	23,479	—	1,516	—	168,382
Balance on March 31, 2025	1,922,361	984,726	1,403,910	957,711	1,070,691	46,475	408,419	—	6,794,293

Balance on December 31, 2024
Current	160,947	195,063	572,308	696,484	—	41,005	—	90,663	1,756,470
Non-current	1,701,554	956,032	833,945	194,914	1,053,512	—	408,949	—	5,148,906
Total	1,862,501	1,151,095	1,406,253	891,398	1,053,512	41,005	408,949	90,663	6,905,376

Balance on March 31, 2025
Current	78,177	16,479	612,381	787,372	—	46,475	—	—	1,540,884
Non-current	1,844,184	968,247	791,529	170,339	1,070,691	—	408,419	—	5,253,409
Total	1,922,361	984,726	1,403,910	957,711	1,070,691	46,475	408,419	—	6,794,293

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637
Additions (reversal), net (Note 26)	21,104	(7,217)	69,384	90,151	(3,526)	—	(697)	—	169,199
Other additions (reversal)	—	—	—	3	(410)	—	1,611	—	1,204
Write-offs due to payment	(9,414)	(81)	(65,257)	(76,820)	—	(422)	—	(118)	(152,112)
Interest accruals (Note 27)	77,810	58,167	71,783	45,573	15,184	—	(1,084)	—	267,433
Balance on March 31, 2024	2,842,823	1,811,735	1,302,905	752,619	1,014,149	40,571	407,076	96,483	8,268,361
Additions (reversal), net	18,959	(370,293)	182,045	330,320	(8,991)	(10,798)	(4,386)	—	136,856
Other additions (reversal)	(489,082)	—	—	(3)	—	14,929	8,031	—	(466,125)
Write-offs due to payment	(61,508)	(16,218)	(275,070)	(346,900)	—	(3,697)	—	(5,820)	(709,213)
Business combination – IPNET	55,001	—	—	31,669	8,964	—	—	—	95,634
Interest accruals	(343,206)	(274,129)	201,261	167,836	61,017	—	1,493	—	(185,728)
Balance on December 31, 2024	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785
Additions (reversal), net (Note 26)	29,873	(7,252)	65,677	100,222	(6,300)	5,490	(5,232)	(90,663)	91,815
Other additions (reversal)(1)	—	(172,320)	—	3	(1,745)	—	1,832	—	(172,230)
Write-offs due to payment	(4,848)	(384)	(105,562)	(92,560)	—	(20)	—	—	(203,374)
Business combination – Samauma (Note 1.c.1)	4,189	—	—	4,572	2,368	—	—	—	11,129
Interest accruals (Note 27)	36,842	13,587	37,240	57,985	23,852	—	1,517	—	171,023
Balance on March 31, 2025	2,089,043	984,726	1,408,496	1,005,763	1,093,314	46,475	410,331	—	7,038,148

Balance on December 31, 2024
Current	160,947	195,063	573,679	701,300	5,075	41,005	3,265	90,663	1,770,997
Non-current	1,862,040	956,032	837,462	234,241	1,070,064	—	408,949	—	5,368,788
Total	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785

Balance on March 31, 2025
Current	78,177	16,479	613,455	791,370	3,411	46,475	1,911	—	1,551,278
Non-current	2,010,866	968,247	795,041	214,393	1,089,903	—	408,420	—	5,486,870
Total	2,089,043	984,726	1,408,496	1,005,763	1,093,314	46,475	410,331	—	7,038,148

(1)	Reversals of regulatory provisions include R$172,320, transferred to Loans and financing (Note 20.a.3).

19.b. Tax provision and contingencies

	Company		Consolidated
Nature/Degree of Risk of loss	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Probable	1,922,361	1,862,501	2,089,043	2,022,987
Federal	659,527	650,784	824,676	809,765
State	518,564	465,085	520,097	466,590
Municipal	127,772	136,995	127,772	136,995
FUST	616,498	609,637	616,498	609,637
Possible	41,184,517	40,541,704	41,549,347	40,850,071
Federal	4,494,565	4,394,336	4,494,565	4,419,439
State	26,198,353	25,760,253	26,198,468	25,760,365
Municipal	403,671	423,341	743,784	682,468
FUST, FUNTTEL and FISTEL	10,087,928	9,963,774	10,112,530	9,987,799

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

19.b.1. Tax provisions

Management, under the advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; and (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF; and (xi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

19.b.2. Possible risk of loss - tax contingencies

Management, under the advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The more significant proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; (vii) IRRF on capital gain on the sale of the GVT Group to the Company; and (viii) exclusion of ICMS from the PIS and COFINS calculation base.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision at different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside the State of São Paulo paid to the State of São Paulo; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) monthly subscription with discussion about minutes allowance; and (xxi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2025 and December 31, 2024, the consolidated amount totaled R$5,899,947 and R$5,813,657, respectively.

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On March 31, 2025 and December 31, 2024, the consolidated amount totaled R$2,097,738 and R$2,085,332, respectively.

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On March 31, 2025 and December 31, 2024, the consolidated amount totaled R$2,114,845 and R$2,088,810, respectively.

19.c. Regulatory provision and contingencies

Regulatory Amnesty - Approval by the Attorney General's Office ("AGU")

The Federal Attorney General's Office ("PGF") published Notice of Transaction by Adhesion No. 1/2024/PGF/AGU, supported by Law No. 14,973, of September 16, 2024, and by Normative Ordinance PGF No. 150, disclosing the possibility of extraordinary pending obligations with federal public agencies and foundations, which includes Regulatory Agencies.

On December 30, 2024, the Company's Management, guided by its legal advisors, submitted a request to adhere to the extraordinary transaction, the discount for which was approximately 55%. The total amount was subject to fees for the PGF.

The Company's application was accepted on February 12, 2025. The transaction was completed on February 25, 2025, with the payment of the corresponding Federal Collection Guides.

	Company / Consolidated
Nature/Degree of Risk of loss	03.31.2025	12.31.2024
Probable	984,726	1,151,095
Possible	2,894,724	3,066,637

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

19.c.1. Regulatory provisions

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable, described below:

The Company is a party to administrative proceedings initiated mainly by ANATEL, which were initiated on the grounds of alleged non-compliance with obligations established in sectoral regulations, as well as in legal proceedings that discuss, mostly, sanctions applied by ANATEL at the administrative level. These include:

•	Burden: Specifically in relation to the payment of burden applied to the Personal Mobile Service - SMP (SMP burden), there is a dispute as to whether revenues should be considered in the payment of amounts due for the renewal of radio frequencies. The Company, together with its legal advisors, believe loss to be probable for the SMP burden on data revenue, due to the existence of unfavorable decisions both at ANATEL in 2021 and in court, with an unlikely prospect of review; the Company decided to prospectively make payments to ANATEL, starting in 2022.
•	General User Rights (“DGU”): The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding the rights of users of telecommunications services, with regard the General Regulation of Consumer Rights of Telecommunications Services (“RGC”), approved by Resolution No. 632/2014, especially regarding the provision of services, collection of amounts, disputes, reimbursement, among others.
•	Quality: The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding telecommunications services arising from STFC, SMP, SeAC and SCM concessions, compliance with the indicators that measure the quality of these services nationwide, based on the Telecommunications Services Quality Regulation (“RQUAL”), approved by Resolution No. 717/2019.
•	Relationship between Providers: The Company and/or its subsidiaries are involved in administrative and legal discussions affecting the regulatory relationship with other telecommunications service providers regarding interconnection, EILD, and the supply of other wholesale products.

The consolidated amounts in the topics highlighted above totaled R$895,726 and R$953,080 on March 31, 2025 and December 31, 2024, respectively.

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal discussions regarding other matters, such as service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for the vacancy of frequency bands previously granted to the MMDS, Public Civil Actions, among others.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to compensate consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress. As the original PADO has not issued its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.

The consolidated amounts in the topics highlighted above totaled R$89,000 and R$198,015 on March 31, 2025 and December 31, 2024, respectively.

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

19.c.2. Possible risk of losses - regulatory contingencies

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

•	Dispute regarding revenues in the calculation of the burden due to the extension of radio frequencies associated with SMP (except for SMP data revenues, as reported in item c.1 of this note). In ANATEL's view, the calculation of the burden should consider 2% on all economic profits resulting from the provision of the SMP service. In the Company's view, however, revenues that are not part of the SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity and others, should not be considered in the calculation of the burden. Accordingly, the Company filed administrative claims and lawsuits to challenge ANATEL's burden charges. In July 2024, ANATEL's Board of Directors ruled on the PAC for the calculation of the burden for the 2016 biennium, related to the extension of the radio frequency associated with the SMP, the result of which was favorable to the Company. It decided to include the restricted scope in the calculation methodology, resulting in a reduction in amounts. Other proceedings may be impacted by this decision, with pending recalculation by ANATEL. The estimated possible loss prognosis for the SMP burden, is R$1,012,523 and R$1,024,955 on March 31, 2025 and December 31, 2024, respectively.
•	Legal proceeding filed by the Company to overturn a decision by CADE, alleging that operators (Claro, Oi Móvel and the Company) had engaged in anticompetitive conduct by forming the Rede Correios Consortium to compete in electronic auction No. 144/2015, held by the Brazilian Post and Telegraph Company; and that there was alleged price discrimination by the Company in relation to services offered to the company BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394, with accrued interest totals R$39,234 and R$38,109 on March 31, 2025 and December 31, 2024, respectively. The purpose of this action is to seek the nullification of the aforementioned sanction, based especially on (i) the absence of illegality in the formation of a consortium to participate in a public bidding process; (ii) the lack of typicality and the impossibility of sanctioning by analogy; and (iii) the absence of clear criteria for calculating the sanction and the lack of reasonableness. The case is in the first instance awaiting a ruling.

•	The PADO that deals with coverage targets for which the fine applied was R$127,741, whose updated amounts were R$171,401 and R$167,658 on March 31, 2025 and December 31, 2024, respectively, could be converted into an obligation to do so, which consists of an alternative means of complying with the fine, for investment in the installation of a 4G radio base station in 188 locations without this technology, the installation of which must occur in two and a half years, with maintenance costs equivalent to the period of one year. The installation cannot result from range sharing, swap, network rental, industrial exploration contracts, or other contractual means. After adherence and confirmation of consent by ANATEL, compliance within the determined period will be subject to monitoring.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure (“PAC”) for Compensation to monitor compliance with the obligation to provide compensation to consumers identified in a Procedure for Determining Non-Compliance with Obligations (“PADO”) which is in progress, whose updated values were R$37,242 and R$35,968 on March 31, 2025 and December 31, 2024, respectively. As the original PADO has no final decision yet, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.

The consolidated amounts in the topics highlighted above totaled R$1,260,400 and R$1,266,690 on March 31, 2025 and December 31, 2024, respectively.

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

In addition to the specific cases above, the Company is involved in administrative proceedings instituted mainly by ANATEL (other agents, including other operators, also have claims against the Company) based on alleged non-compliance with obligations established in the sectoral regulations, as well as ordinary legal proceedings and writs of mandamus, mainly, sanctions applied by ANATEL in the administrative sphere (Note 19.c.1), namely: General User Rights (“DGU”); Quality and Relationship between Providers. The consolidated amounts involved totaled R$1,181,276 and R$1,230,427 on March 31, 2025 and December 31, 2024, respectively.

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal matters, such as coverage targets, service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for the vacancy of frequency bands previously granted to the MMDS, Public Civil Actions, among others.
•	The Company is a party to legal proceedings concerning the suspension of services, non-increase of tariffs, repairs and maintenance of poles, nor currently inestimable. These proceedings are still awaiting judgment in the respective courts.

The consolidated amounts in the matters highlighted above totaled R$453,048 and R$569,520 on March 31, 2025 and December 31, 2024, respectively.

19.d. Civil provision civil contingencies

	Company		Consolidated
Nature/Degree of Risk of loss	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Probable	1,403,910	1,406,253	1,408,496	1,411,141
Possible	1,939,010	1,976,995	1,962,944	2,000,926

19.d.1. Civil provisions

Management, under the advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On March 31, 2025 and December 31, 2024, the provision was R$141,026 and R$152,109, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings related to individual matters at a consumer level, relating to the non-provision of services and/or products sold. On March 31, 2025 and December 31, 2024, the provision was R$279,552 and R$293,571, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings of collective matters at a consumer level and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On March 31, 2025 and December 31, 2024, the provision was R$987,918 and R$965,461, respectively.

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

19.d.2. Possible losses - civil contingencies

Management, under the advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 (Ten thousand Reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A review appeal was filed which granted a stay of execution suspending the unfavorable decision until final judgment in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. An expert report was submitted and the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune, addressed by the Superior Court of Justice. An internal appeal was filed by Lune, which has not yet been judged. Management is unable to reasonably estimate a liability with respect to this claim currently.

•	The Company, together with other operators that provide telecommunications services, is a defendant in disputes that challenge the practice adopted by operators of imposing a limited term for the use of prepaid minutes. In other words, the plaintiff claims that the minutes of the prepaid package should not expire after the end of a specific term, and can be used at any time by the consumer. With the creation of the TRF of the 6th Region, the public civil action that was originally processed in Uberlândia/MG was forwarded to the new TRF, which denied the necessary referral, maintaining the inadmissibility of the claims made by the MPF, with the decision of the TRF of the 6th Region having already become final. There is still an ongoing public civil action, which was originally processed in Belém/PA, which is awaiting judgment in the TRF of the 1st Region, as well as the public civil action proposed by the OAB/SP against the Federal Union, ANATEL and operators, which was summarily extinguished, but which, by decision of the TRF of the 3rd Region, determined the processing of the action, without any sentence having been handed down yet.

19.e. Labor provision and contingencies

	Company		Consolidated
Nature/Degree of Risk of loss	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Probable	957,711	891,398	1,005,763	935,541
Possible	1,299,026	1,329,707	1,312,421	1,346,257

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (claiming secondary obligor or joint liability), for among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

20. LOANS, FINANCING, DEBENTURES, LEASES AND OTHER CREDITORS

On March 31, 2025, the contractual conditions of loans, financing, debentures and leases are the same as in explanatory Note 21) Loans, Financing, Debentures, Leases and Other Creditors, disclosed in the financial statements for the year ended December 31, 2024, except for the events described in item 20.a.3) of this Note.

20.a. Balances

		Consolidated
		03.31.2025			12.31.2024
	Annual interest rate	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)		4,542,906	10,322,030	14,864,936	4,520,626	10,725,980	15,246,606

Debentures (7th issue) (a.2)	CDI + 1,12% / CDI + 1,35%	1,600,772	2,000,000	3,600,772	1,695,214	2,000,000	3,695,214

Loans and financing (a.3)		460,243	1,633,439	2,093,682	232,118	1,572,592	1,804,710
5G Licenses	SELIC	64,171	962,568	1,026,739	62,811	942,159	1,004,970
Liabilities for acquisition of a company		40,874	251,806	292,680	26,182	207,167	233,349
Acquisition of Vita IT by TIS (2022)	IPCA	22,781	42,198	64,979	22,290	41,289	63,579
Acquisition of Vale Saúde by POP (2023)	DI	—	3,686	3,686	—	3,578	3,578
Acquisition of IPNET by CloudCo Brasil (2024)	IPCA / SELIC	—	165,716	165,716	3,892	162,300	166,192
Acquisition of Samauma by Terra Networks (2025)	CDI	18,093	40,206	58,299	—	—	—
Tax Refinancing and Amnesty Program	SELIC	94,437	299,184	393,621	130,563	313,799	444,362
Financial institutions	CDI + 2,9% / Pré	12,086	3,970	16,056	2,386	2,500	4,886
Other creditors		248,675	115,911	364,586	10,176	106,967	117,143
Subscriptions for senior shares in Vivo Money	CDI + 3,75%	19,590	68,528	88,118	9,466	58,652	68,118
Tax installment - ICMS	SELIC	52,433	—	52,433	—	—	—
Program unfolds	Pré	176,624	—	176,624	—	—	—
CloudCo Loan Agreement with TC&CT	Euribor 6M + 2,40%	28	47,383	47,411	710	48,315	49,025
Total		6,603,921	13,955,469	20,559,390	6,447,958	14,298,572	20,746,530

All liabilities were contracted in Brazilian Reais (R$), except for the loan agreement entered into on September 26, 2024, between the Company's subsidiary - CloudCo Brasil and Telefónica Cybersecurity & Cloud Tech (a Telefónica Group company), which was contracted in Euros.

20.a.1. Leases

The consolidated annual weighted average rates of the lease contracts were 13.19% and 12.17%, with average maturity terms of 4.44 years and 5.12 years on March 31, 2025 and December 31, 2024, respectively.

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The balances of the lease payables are as follows:

	Consolidated
	03.31.2025	12.31.2024
Nominal value payable	19,876,013	20,401,868
Unrealized financial expenses	(5,011,077)	(5,155,262)
Present value payable	14,864,936	15,246,606

Current	4,542,906	4,520,626
Non-current	10,322,030	10,725,980

20.a.2. Debentures

The debentures have a sustainability element (Debentures linked to Environmental, Social and Corporate Governance (“ESG”) performance), being “Sustainability-linked”, under the terms required by the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 version.

The debentures are subject to early maturity events, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), which may be automatic or not, such as: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures; (vii) reduction of the Company's share capital, as provided for in article 174, paragraph 3, of the Brazilian Corporation Law, except if for (a) absorption of losses or (b) distribution of resources to the Company's shareholders, up to the limit of 15% of the Company's share capital, individually or in aggregate, on the date of execution of the Deed of Issue; and (viii) disposal of, or creation of liens or encumbrances on, relevant operating assets of the Company, provided that they represent, individually or in aggregate, 15% or more of the Company's total assets, based on the Periodic Financial Statements immediately prior to the date of the event.

Failure to comply with any of the above covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

On March 31, 2025 and December 31, 2024, all applicable covenants had been complied with by the Company.

20.a.3. Loans and Financing

In the quarter ended March 31, 2025, new events related to loans and financing occurred, described below:

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Liabilities for acquisition of companies

Acquisition of Samauma by Terra (Note 1.c.1)

The total consideration for the acquisition of Samauma by Terra Networks in 2025, including the price adjustments agreed between the parties, was R$80,000, accruing DI interest between the closing date of the transaction and 10 days before the actual payment. Of this amount, R$22,000 was paid in cash upon completion of the transaction and the remainder will be paid in accordance with the contractual clauses. The balance on March 31, 2025 was R$58,299.

Financial institutions

Samauma, a company acquired by Terra Networks in 2025, has bank loans with financial institutions (Itaú, Santander, Pine and Safra), with pre-fixed rates. Interest and principal will be paid in 2025. The balance on March 31, 2025 was R$11,921.

Other creditors

Tax installment - ICMS

The Company joined the State of Minas Gerais ICMS tax installment program for electricity bills totaling R$54,646. A payment of R$2,732 was made and the remaining balance of R$51,913 is payable in monthly installments plus SELIC interest, with the final installment due in February 2026. The balance on March 31, 2025 was R$52,433.

Desenrola Program

The Company joined the Desenrola Program in order to renegotiate regulatory debts in the amount of R$173,796. This balance will be paid in monthly installments, plus interest of 1.43% per month, with the final installment due in September 2025. The balance on March 31, 2025 was R$176,624.

20.b. Repayment schedule (non-current)

	Consolidated
Year	Leases	Debentures	5G Licenses	Liabilities for the acquisition of companies	Tax amnesty program	Financial institutions	Other creditors	Total
13 to 24 months	3,494,262	2,000,000	64,171	43,169	94,437	2,297	29,372	5,727,708
25 to 36 months	2,476,369	—	64,171	51,579	94,437	573	76,750	2,763,879
37 to 48 months	1,834,593	—	64,171	39,745	94,437	1,100	9,789	2,043,835
49 to 60 months	1,234,240	—	64,171	110,479	15,873	—	—	1,424,763
From 61 months	1,282,566	—	705,884	6,834	—	—	—	1,995,284
Total	10,322,030	2,000,000	962,568	251,806	299,184	3,970	115,911	13,955,469

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

20.c. Changes in balances

	Consolidated
	Leases	Debentures	5G Licenses	Financial institutions	Liabilities for the acquisition of companies	Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	—	30,025	18,737,227
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	32,000	32,000
Income, excluding cash and cash equivalents	510,115	—	—	—	—	—	—	510,115
Financial charges / Fair value (Note 27)	403,361	103,349	24,929	—	2,043	—	2,163	535,845
Write-offs (cancellation of contracts)	(10,230)	—	—	—	—	—	—	(10,230)
Write-offs (payments) – Principal	(650,504)	—	—	—	—	—	—	(650,504)
Write-offs (payments) – financial charges	(388,841)	(237,924)	—	—	—	—	(2,163)	(628,928)
Balance on March 31, 2024	13,459,940	3,587,014	1,325,615	—	90,931	—	62,025	18,525,525
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	51,084	51,084
Income, excluding cash and cash equivalents	4,264,264	—	—	—	—	484,654	—	4,748,918
Exchange variation	—	—	—	—	—	—	2,598	2,598
Financial charges / Fair value	1,227,632	313,699	29,658	73	5,415	21,443	7,596	1,605,516
Business combination – IPNET	—	—	—	5,563	163,792	—	—	169,355
Write-offs (cancellation of contracts)	(58,891)	—	—	—	—	—	—	(58,891)
Write-offs (payments) – Principal	(2,431,041)	—	(331,687)	(750)	(22,927)	(58,130)	—	(2,844,535)
Write-offs (payments) – financial charges	(1,211,351)	(205,499)	(18,616)	—	(3,862)	(3,605)	(6,160)	(1,449,093)
Other changes	(3,947)	—	—	—	—	—	—	(3,947)
Balance on December 31, 2024	15,246,606	3,695,214	1,004,970	4,886	233,349	444,362	117,143	20,746,530
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	20,000	20,000
Income, excluding cash and cash equivalents	510,588	—	—	—	—	—	228,442	739,030
Exchange variation (Note 27)	—	—	—	—	—	—	(1,642)	(1,642)
Financial charges / Fair value (Note 27)	413,878	115,712	21,769	158	5,190	11,450	8,392	576,549
Business combination – Samauma (Note 1.c.1)	—	—	—	11,921	58,000	—	—	69,921
Settlement by offsetting judicial deposit	—	—	—	—	—	(38,745)	—	(38,745)
Write-offs (cancellation of contracts)	(57,351)	—	—	—	—	—	—	(57,351)
Write-offs (payments) – Principal	(842,943)	—	—	(751)	(3,792)	(20,112)	(2,094)	(869,692)
Write-offs (payments) – financial charges	(405,842)	(210,154)	—	(158)	(67)	(3,334)	(5,655)	(625,210)
Balance on March 31, 2025	14,864,936	3,600,772	1,026,739	16,056	292,680	393,621	364,586	20,559,390

21. DEFERRED REVENUE

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Contractual Liabilities (customer contracts)(1)	762,678	772,642	1,047,966	1,016,935
Disposal of PP&E(2)	60,450	61,919	60,450	61,919
Government grants	4,487	6,714	4,487	6,714
Other(3)	7,956	7,964	170,303	60,478
Total	835,571	849,239	1,283,206	1,146,046

Current	707,963	724,157	1,154,228	1,019,134
Non-current	127,608	125,082	128,978	126,912

(1)	Refers to the balance of contractual liabilities of customers, deferred until performance obligations are satisfied.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.
(3)	The consolidated amounts include the resale of software licenses from the indirect subsidiary TIS.

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

22. OTHER LIABILITIES

	Company		Consolidated
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Reduction of the Company's capital, net of IRRF(1)	2,014,599	38,721	2,014,599	38,721
Surplus from post-employment benefit plans (Note 30)	735,038	720,731	743,106	728,559
Liabilities with ANATEL(2)	1,081,483	1,039,492	1,081,483	1,039,492
Third-party withholdings(3)	234,549	205,671	248,782	218,244
Liabilities with related parties (Note 28)	120,265	134,594	115,558	133,928
Amounts to be refunded to customers	129,850	124,398	132,326	126,867
Other liabilities	81,079	74,192	82,063	74,660
Total	4,396,863	2,337,799	4,417,917	2,360,471

Current	2,734,134	701,925	2,746,821	716,984
Non-current	1,662,729	1,635,874	1,671,096	1,643,487

(1)	In 2024, it includes R$1,975,878, net of IRRF, related to the Company's capital reduction, which occurred in February 2024 (Note 23.a.1).
(2)	Includes the cost of renewing STFC and SMP licenses.
(3)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23. EQUITY

23.a. Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring prior adjustment to its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.

Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) – establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe to a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, by placement through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

23.a.1) Reduction of the Company's Capital

The Material Fact notice disclosed by the Company on November 5, 2024, the Company's Board of Directors approval of (i) a proposal, subject to deliberation at an EGM, for a capital reduction operation of the Company in the amount of R$2.0 billion, without the cancellation of shares issued by the Company and through the return of funds to shareholders, in Brazilian Reais; and (ii) the convening of an EGM to deliberate on said capital reduction proposal and the consequent amendment to the Company's Bylaws. On December 18, 2024, the Company's EGM approved the reduction of its capital, under the terms mentioned in the Material Fact of November 5, 2024.

The share capital reduction is to improve the Company's capital structure, optimizing allocation of its capital, and generation of value for its shareholders. Following the approval at the EGM, the implementation of the capital reduction was subject to the expiration of a period of 60 days from the publication of the respective minutes, as provided for in article 174 of the Brazilian Corporations Law.

On February 18, 2025, the Company, in accordance with and for the purposes of the provisions of article 157, paragraph 4, of the Brazilian Corporations Law and the provisions of CVM Resolution No. 44 of August 23, 2021, informed its shareholders and the market in general, in continuation of the Material Facts disclosed on November 5, 2024 and December 18, 2024, that, on February 17, 2025, the period provided for in article 174 of the Brazilian Corporations Law ended and the reduction became fully effective.

On February 27, 2025, the Company informed its shareholders that, due to the acquisition of its shares under the Company's Share Buyback Program, the unit value per share to be paid as a result of the reduction in share capital approved at the Extraordinary General Meeting held on December 18, 2024 will be R$1.23337023478 per common share issued by the Company.

The payment of the funds arising from this capital reduction will be made on July 15, 2025 individually to each shareholder, based on the shareholding positions recorded in the Company's records at the end of February 27, 2025 (inclusive). After this date, the shares issued by the Company will be considered “ex-refund rights”.

23.a.2) Grouping and splitting of the Company's shares

On March 13, 2025, the Company, pursuant to article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, informed its shareholders and the market in general, in continuation of the Material Fact disclosed on January 29, 2025, that: (i) at the Company's EGM held on the same date, the proposal to reverse split all common shares issued by the Company, in the proportion of 40 shares for one share, and subsequent split, so that one reverse split share will correspond to 80 shares, without changing the value of the Company's share capital, but only its total number of shares, with the consequent change to its Bylaws (“Transaction”); and (ii) at a meeting of the Company's Statutory Board held on the same date after the EGM, it was approved that the procedures for implementing the Transaction would begin on the same date, and the term between March 14, 2025 (inclusive) and April 14, 2025 (inclusive) was defined so that shareholders holding common shares of the Company could, if applicable, compose their shareholding positions in whole lots multiples of 40, at their free and exclusive discretion, in order to ensure ownership of a whole number of shares as a result of the Transaction (“Free Position Adjustment Term”).

As approved at the EGM, the Transaction will not result in any change to the total number of the Company's securities traded on the American market (American Depositary Receipt - “ADR”).

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The Transaction aims to provide greater liquidity to the Company's shares and, consequently, improve the process of forming the share price, by increasing the number of shares in circulation effectively traded and adjusting their price. In addition, the Transaction aims to: (i) reduce operating and administrative costs resulting from the current configuration of the Company's shareholder base; (ii) provide greater efficiency in the management of its shareholder base; (iii) increase the efficiency of the systems for registering book-entry shares and custody; (iv) improve the provision of information and communication, improving service to shareholders; and; (v) provide greater efficiency in the distribution of profits to the Company's shareholders.

Transaction Completion

The Transaction was completed on the business day following the end of the Free Position Adjustment Period, that is, on April 15, 2025, at which time the Company's share capital was divided into 3,261,287,392 common shares with no par value and the shareholders had their shareholding positions adjusted. Once the Free Position Adjustment Period has ended, shareholders who hold fractions of shares resulting from the Transaction are subject to the procedure set forth in the item “Fractions of Remaining Shares”, described below.

As of April 15, 2025, inclusive, the shares began to be traded ex-split and ex-split.

Fractions of Remaining Shares

After the end of the Free Position Adjustment Period, fractional shares held by shareholders who have not adjusted their position to multiples of 40 shares will be grouped into whole numbers and sold at an auction to be held at B3 on behalf of the holders of the fractional shares (“Auction”). The net proceeds from the sale of these shares will be apportioned and distributed proportionally among all holders of the fractional shares as follows: (i) for shareholders with complete registration data, the amounts will be deposited in the checking account indicated in the respective shareholder’s registration; (ii) for shareholders with shares deposited in the B3 Central Depository, the amounts will be credited directly to the Central Depository, which will be responsible for forwarding them to the respective shareholder through its custody agent; and (iii) for other unidentified shareholders or those without complete registration data: the amounts will be made available at the Company, for the legal term, for receipt by the respective holder upon provision of complete registration data.

The funds allocated to investors (residents and non-residents) may be subject to income tax on any gains, which will be taxed as "net gains", in accordance with current legislation. Therefore, the appropriate tax treatment must be identified directly by the respective shareholders and their advisors.

The Transaction (i) was applied to all of the Company's shareholders; (ii) did not result in any change to the value of the Company's share capital; (iii) did not modify the rights granted by the shares issued by the Company to their holders; and (iv) implied a change, in parallel with the implementation of the Transaction, in the number of shares comprising each ADR, with 1 ADR representing 2 common shares issued by the Company, while the total number of ADRs in circulation remained unchanged.

The Company will disclose, in due course, the date of the Auction and the date on which the net proceeds resulting from the Auction will be made available to the holders of fractional shares.

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Composition of the Company's Capital

The subscribed and paid-in share capital was R$60,071,416 and R$62,071,416 on March 31, 2025 and December 31, 2024, respectively, represented by shares, all common, book-entry and with no par value, distributed as follows:

	03.31.2025		12.31.2024
Shareholders	Number	%	Number	%
Controlling Group	1,244,240,476	76.30%	1,244,240,476	76.30%
Telefónica	634,398,912	38.90%	634,398,912	38.90%
Telefónica Latinoamérica Holding	608,905,051	37.34%	608,905,051	37.34%
Telefónica Chile	936,513	0.06%	936,513	0.06%
Other shareholders	375,801,328	23.05%	382,442,128	23.46%
Treasury Shares	10,601,892	0.65%	3,961,092	0.24%
Total shares	1,630,643,696	100.00%	1,630,643,696	100.00%
Treasury Shares	(10,601,892)		(3,961,092)
Total shares outstanding	1,620,041,804		1,626,682,604

Book value per outstanding share:
On 03/31/2025				R$ 42.02
On 12/31/2024				R$ 42.87

23.b. Company's share buyback program

On February 25, 2025, the Company's Board of Directors, in accordance with article 15, item XV of the Company's Bylaws and CVM Resolution No. 77/2022, approved a new share buyback program issued by the Company to acquire common shares to be held in treasury, subsequently canceled or sold, without reducing the share capital, with the purpose of increasing value to shareholders through the efficient application of available cash resources, optimizing the Company's capital allocation.

The share buyback cannot exceed 34,676,589 common shares; these are to be acquired with resources available in the statutory profit reserve plus net income of the current year, pursuant to article 8, § 1, items I and II of CVM Resolution No. 77/2022. The maximum amount to be used in the program is R$1.75 billion.

This program is effective from February 26, 2025 and ends on February 25, 2026.

In the quarter ended March 31, 2025, the Company repurchased 6,640,800 common shares, for R$326,479.

23.c. Capital reserves

The information on capital reserves is the same as in explanatory Note 24) Equity, item c, disclosed in the financial statements for the year ended December 31, 2024.

The balances under this heading were R$63,095 on March 31, 2025 and December 31, 2024.

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

23.d. Income reserves

The information on income reserves is the same as in explanatory Note 24) Equity, item d, disclosed in the financial statements for the year ended December 31, 2024, except for changes in the quarter ended March 31, 2025, namely: (i) acquisitions of 6,640,800 common shares by the Company in the amount of R$326,479 and; (ii) transfers of tax incentives of R$8,582.

The balances of this item were R$7,205,319 and R$7,523,216 on March 31, 2025 and December 31, 2024, respectively.

23.e. Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax. Tax immune shareholders received interest, without deductions for withholding income tax.

23.e.1. Interim interest on equity for 2025

At meetings of the Company's Board of Directors, interest on equity was declared, pursuant to article 26 of the Company's Bylaws, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Bylaws, the interest distributions comprise part of the mandatory dividend for the year ending December 31, 2025, subject to ratification by the Shareholders' General Meeting to be held in 2026, as follows:

Dates
Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
13.02.2025	24.02.2025	30.04.2026	180,000	153,000	0.09429252266
13.03.2025	24.03.2025	30.04.2026	200,000	170,000	0.10493556375
Total			380,000	323,000

23.e.2. Interest on Equity for 2024

The details of destination of the net income are the same as those disclosed in explanatory Note 24) Equity, item e.3), disclosed in the financial statements for the year ended December 31, 2024.

On February 25, 2025, the Company informed its shareholders that its Statutory Board of Directors resolved to set the payment date for the interest on equity that was declared in the third and fourth quarters of the year 2024 at meetings of the Board of Directors held on July 15, 2024, August 14, 2024 and December 12, 2024, as follows:

Dates
Approval	Credit	Payment	Gross Amount	Net Value	Amount per Share, Net
07.15.2024	07.26.2024	04.08.2025	650,000	552,500	0.33628052957
08.14.2024	08.26.2024	04.08.2025	400,000	340,000	0.20753991232
12.12.2024	12.26.2024	04.08.2025	1,200,000	1,020,000	0.62704303685
Total			2,250,000	1,912,500

At the AGM held on April 25, 2025, Management´s financial statements and the Management Report were examined, discussed and voted on, accompanied by the Independent Auditors' Report, the Audit and Control Committee's Opinion and the Fiscal Council's Opinion, referring to the year ended December 31, 2024, as well as the proposal for destination of net income for 2024.

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

23.f. Equity valuation adjustment

Currency translation effects for foreign investments: This refers to cumulative translation adjustments from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: Refers to changes in the fair value of equity instruments (shares).

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

	Company / Consolidated
	Currency translation effects – foreign investments	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709
Translation gains	1,045	—	—	1,045
Gains from derivatives	—	—	1,201	1,201
Gains on financial assets at fair value	—	4	—	4
Balance on March 31, 2024	57,621	(9,270)	608	48,959
Translation gains	23,521	—	—	23,521
Losses from derivatives	—	—	(608)	(608)
Losses on financial assets at fair value	—	(17)	—	(17)
Balance on December 31, 2024	81,142	(9,287)	—	71,855
Translation losses	(5,073)		—	(5,073)
Losses from derivatives	—	—	(213)	(213)
Losses on financial assets at fair value	—	(4)	—	(4)
Balance on March 31, 2025	76,069	(9,291)	(213)	66,565

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

23.g. Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total
Equity on December 31, 2024	109,236	137,598	25,113	271,947
Company	54,629	134,846	12,559	202,034
Non-controlling shareholders	54,607	2,752	12,554	69,913

Capital contributions in the period	—	16,507	—	16,507
Company	—	16,177	—	16,177
Non-controlling shareholders	—	330	—	330

Statements of income movements in the period	2,133	5,837	(6,252)	1,718
Company	1,067	5,720	(3,127)	3,660
Non-controlling shareholders	1,066	117	(3,125)	(1,942)

Equity on March 31, 2025	111,369	159,942	18,861	290,172
Company	55,696	156,743	9,432	221,871
Non-controlling shareholders	55,673	3,199	9,429	68,301

23.h. Reconciliation of individual parent company and consolidated net income

	Three-month period ended
	03.31.2025	03.31.2024
Company's net income (Company)	1,058,212	895,631
Participation of non-controlling shareholders	(1,942)	478
IoTCo Brasil	1,066	1,991
Vivo Ventures	117	4
CloudCo Brasil	(3,125)	(1,517)
Company's net income (Consolidated)	1,056,270	896,109

23.i. Earnings per share

Basic and diluted earnings per share were calculated by dividing net income attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company
	Three-month period ended
	03.31.2025	03.31.2024
Net income for the period	1,058,212	895,631
Weighted average number of outstanding common shares for the period (in thousands)	1,622,434	1,662,161
Basic and diluted earnings per common share (R$)	0.65	0.54

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

24. NET OPERATING REVENUE

	Company		Consolidated
	Three-month period ended
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Gross operating revenue	19,100,246	18,043,391	19,809,263	18,595,841
Services(1)	17,196,553	16,134,864	17,867,162	16,654,027
Sale of goods(2)	1,903,693	1,908,527	1,942,101	1,941,814

Deductions from gross operating revenue	(5,340,320)	(4,986,596)	(5,418,990)	(5,050,206)
Tax	(2,740,624)	(2,667,659)	(2,821,503)	(2,730,328)
Services	(2,388,076)	(2,272,167)	(2,454,344)	(2,322,564)
Sale of goods	(352,548)	(395,492)	(367,159)	(407,764)

Discounts granted and return of goods	(2,599,696)	(2,318,937)	(2,597,487)	(2,319,878)
Services	(2,034,016)	(1,737,350)	(2,034,016)	(1,737,350)
Sale of goods	(565,680)	(581,587)	(563,471)	(582,528)

Net operating revenue	13,759,926	13,056,795	14,390,273	13,545,635
Services	12,774,461	12,125,347	13,378,802	12,594,113
Sale of goods	985,465	931,448	1,011,471	951,522

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

No customer contributed more than 10% of operating revenue for the quarters ended March 31, 2025 and 2024.

25. OPERATING COSTS AND EXPENSES

	Company
	Three-month period ended
	03.31.2025				03.31.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,365,344)	(1,615,577)	(266,753)	(4,247,674)	(2,177,657)	(1,534,525)	(256,566)	(3,968,748)
Depreciation and amortization	(3,066,475)	(424,558)	(215,023)	(3,706,056)	(2,762,520)	(384,668)	(213,014)	(3,360,202)
Personnel	(270,967)	(859,319)	(292,429)	(1,422,715)	(271,815)	(849,558)	(222,664)	(1,344,037)
Cost of goods sold	(1,039,635)	—	—	(1,039,635)	(1,039,256)	—	—	(1,039,256)
Taxes, charges and contributions	(513,034)	(8,867)	(15,366)	(537,267)	(509,006)	(10,142)	(13,081)	(532,229)
Allowance for expected losses on accounts receivable (Note 5)	—	(342,360)	—	(342,360)	—	(361,792)	—	(361,792)
Rental, insurance, condominium and connection means	(293,144)	(19,712)	(11,793)	(324,649)	(356,746)	(18,170)	(12,865)	(387,781)
Materials and other operating costs and expenses	(20,587)	(43,482)	(16,305)	(80,374)	(16,806)	(29,487)	(10,276)	(56,569)
Total	(7,569,186)	(3,313,875)	(817,669)	(11,700,730)	(7,133,806)	(3,188,342)	(728,466)	(11,050,614)

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month period ended
	03.31.2025				03.31.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,726,035)	(1,615,119)	(284,878)	(4,626,032)	(2,461,810)	(1,529,175)	(263,840)	(4,254,825)
Depreciation and amortization(1)	(3,070,452)	(428,003)	(216,521)	(3,714,976)	(2,766,092)	(386,173)	(214,062)	(3,366,327)
Personnel	(343,678)	(880,352)	(323,644)	(1,547,674)	(334,729)	(869,990)	(233,816)	(1,438,535)
Cost of goods sold	(1,065,547)	—	—	(1,065,547)	(1,058,539)	—	—	(1,058,539)
Taxes, charges and contributions	(515,512)	(8,868)	(16,294)	(540,674)	(516,325)	(10,144)	(14,024)	(540,493)
Allowance for expected losses on accounts receivable (Note 5)	—	(384,057)	—	(384,057)	—	(398,302)	—	(398,302)
Rental, insurance, condominium and connection means(2)	(293,167)	(19,106)	(12,877)	(325,150)	(356,671)	(17,654)	(13,382)	(387,707)
Materials and other operating costs and expenses	(21,491)	(43,165)	(17,156)	(81,812)	(24,326)	(25,431)	(11,213)	(60,970)
Total	(8,035,882)	(3,378,670)	(871,370)	(12,285,922)	(7,518,492)	(3,236,869)	(750,337)	(11,505,698)

(1)	Includes consolidated lease depreciation of R$913,454 and R$826,448 for the quarters ended March 31, 2025 and 2024, respectively (Note 13.c).
(2)	Includes costs and expenses for renting infrastructure, real estate, equipment, vehicles, insurance and means of connection. Also iInclude the amounts of small-value leases of R$1,208 and R$1,787, for the quarters ended March 31, 2025 and 2024.

26. OTHER INCOME (EXPENSES), NET

	Company		Consolidated
	Three-month period ended
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Recovered expenses and fines	128,691	110,833	129,155	111,186
Provisions for legal claims (Note 19)	(182,304)	(168,951)	(182,220)	(169,896)
Other operating income (expenses)	(64,281)	(59,485)	(62,614)	(70,621)
Total	(117,894)	(117,603)	(115,679)	(129,331)

Other operating income	128,691	110,833	129,155	111,186
Other operating expenses	(246,585)	(228,436)	(244,834)	(240,517)
Total	(117,894)	(117,603)	(115,679)	(129,331)

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

27. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	Three-month period ended
	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Financial Income
Gain on derivative transactions (Note 31)	55,902	28,697	58,576	29,321
Interest income	201,675	142,922	214,895	151,282
Other foreign exchange gains and monetary variation	77,481	41,561	80,668	45,534
Foreign exchange gains on loans and financing (Note 20)	—	—	1,642	—
Interest receivable (customers, taxes and other)	80,722	43,568	79,961	44,479
Other financial income	87,658	40,914	88,407	42,814
Total	503,438	297,662	524,149	313,430

Financial Expenses
Charges for financing, debentures and leases (Note 20)(1)	(566,454)	(531,568)	(576,549)	(535,845)
Provisions for legal claims charges (Note 19)	(166,866)	(266,118)	(169,506)	(268,517)
Loss on derivative transactions (Note 31)	(89,004)	(29,716)	(100,482)	(30,477)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(169,690)	(103,252)	(170,198)	(103,758)
Foreign exchange losses and monetary charges (suppliers, taxes and others)	(30,005)	(21,649)	(29,792)	(23,530)
Other financial expenses	(44,922)	(36,223)	(46,820)	(38,060)
Total	(1,066,941)	(988,526)	(1,093,347)	(1,000,187)

Financial income (expenses), net	(563,503)	(690,864)	(569,198)	(686,757)

(1)	Includes consolidated amounts of R$413,878 e R$403,361 for the three-month period ended March 31, 2025 and 2024, respectively, referring to lease charges (Note 20.c).

28. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

28.a. Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with member companies of the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a)	Fixed and mobile telephone services, provided to Telefónica Group companies.
b)	Fiber optic network construction consultancy service.
c)	Values referring to installments receivable as a result of the sale of equity interests and capital contributions, as well as the updating of these values.
d)	Shared services, passed on at the cost actually incurred.
e)	Right to use certain software licenses and contracted maintenance and support services.
f)	International transmission infrastructure for various contracted data circuits and connection services.
g)	Adquira Sourcing Platform, an online solution for negotiating the purchase and sale of various goods and services.
h)	Cost Sharing Agreement, reimbursement of expenses related to the digital business.

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

i)	Financial Clearing House Roaming, inflows of funds for payments and receipts arising from the roaming operation.
j)	Data communication services and integrated solutions.
k)	Long-distance calling and international roaming services
l)	Disposal of assets
m)	Brand Fee, for the assignment of use of brand rights.
n)	Rental of buildings, data circuit or infrastructure.
o)	Factoring operations, financing line for services provided by Telefónica Group suppliers.
p)	Contracts for the assignment of rights to use the pipeline network, duct rental services for fiber optics and right-of-way occupation contracts with various highway concessionaires.

As described in Note 30, the Company and its subsidiaries sponsor pension plans and other post-employment benefits for their employees with Visão Prev and Sistel.

Telefônica Corretora de Seguros (“TCS“) acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		03.31.2025			12.31.2024
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Móveis Chile	k)	—	2,319	—	—	1,415	—
Telefónica Latinoamerica Holding	d)	—	—	3,026	—	—	2,389
Telefónica	d)	—	—	48	—	—	66
		—	2,319	3,074	—	1,415	2,455
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / j)	—	3,200	415	—	3,331	317
Telefónica Venezolana	d) / k)	—	10,998	5,413	—	11,857	5,821
Telefônica Factoring do Brasil	a) / d) / o)	—	65	45	—	2,217	85
Telefónica Global Solutions	f) / k)	—	18,171	—	—	25,626	—
Telefónica Innovación Digital	d)	—	—	4,970	—	—	3,581
Telefónica Moviles Argentina	k)	—	—	—	—	6,183	—
Telfisa Global BV	i)	16,153	—	—	18,308	—	—
Telxius Cable Brasil	a) / d) / f) / l)	—	4,249	275	—	6,644	411
Telefonica Ciberseguranca e Tecnologia do Brasil	a) / d) / e) / n)	—	714	16,539	—	131	18,270
Telefônica del Peru	d) / k)	—	1,425	14	—	1,477	14
FiBrasil Infraestrutura e Fibra Ótica	a) / d) / e) / f) / j) / n) / p)	—	3,075	84,202	—	958	74,991
Telefónica Hispanoamérica	d)	—	—	4,196	—	—	3,168
Telefónica Móviles del Uruguay	k)	—	1,678	—	—	1,137	—
Other		—	2,239	6,085	—	2,264	6,287
		16,153	45,814	122,154	18,308	61,825	112,945
Total		16,153	48,133	125,228	18,308	63,240	115,400

Current assets
Cash and cash equivalents (Note 3)		16,153	—	—	18,308	—	—
Trade accounts receivable (Note 5)		—	48,133	—	—	63,240	—
Other assets (Note 11)		—	—	73,469	—	—	72,641
Non-current assets
Other assets (Note 11)		—	—	51,759	—	—	42,759

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		03.31.2025		12.31.2024
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Móveis Chile	k)	1,204	—	979	—
Telefónica Latinoamerica Holding	d)	404	—	—	1,199
Telefónica	d) / e) / m)	9,079	111,033	8,585	128,304
		10,687	111,033	9,564	129,503
Other Group companies
Telefonica Global Solutions Participações	d) / e) / f) / k) / n)	34,091	318	31,843	318
Telefónica Compras Electrónica	g)	32,186	—	29,952	—
Telefónica Innovación Digital	h)	59,109	—	40,613	—
Telefónica Global Technology	e)	38,834	—	5,931	—
Telefónica Global Solutions	e) / f) / j) / k)	37,427	—	55,623	—
Telxius Cable Brasil	d) / f)	71,246	1,572	50,965	1,572
Companhia AIX Participações	p)	2,867	79,724	2,691	80,549
Telefónica IoT & Big Data Tech	h)	29,182	—	31,315	—
Telefonica Ciberseguranca e Tecnologia Do Brasil	e)	82,329	—	111,819	—
FiBrasil Infraestrutura e Fibra Ótica	d) / f)	128,337	279	121,887	13
Other		38,441	2,356	53,866	2,522
		554,049	84,249	536,505	84,974
Total		564,736	195,282	546,069	214,477

Current liabilities
Trade accounts payable and other payables (Note 16)		564,736	—	546,069	—
Leases (Note 20)		—	23,188	—	24,335
Other liabilities (Note 22)		—	114,943	—	133,290
Non-current liabilities
Leases (Note 20)		—	56,536	—	56,214
Other liabilities (Note 22)		—	615	—	638

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

		Income statement
		Three-month period ended
		03.31.2025			03.31.2024
Companies	Type of transaction	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result
Parent Companies
Telefónica Móveis Chile	k)	1,174	(884)	—	1,452	(421)	(6)
Telefónica Latinoamerica Holding	d)	—	130	190	—	657	257
Telefónica	d) / e) / m)	—	(134,940)	14,923	—	(128,249)	(3,535)
		1,174	(135,694)	15,113	1,452	(128,013)	(3,284)
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / k) / j) / n)	1,618	(11,827)	—	1,348	(21,982)	(6)
Telefónica Innovación Digital	d) / h)	—	(58,250)	2,141	—	(58,030)	(2,219)
Telefônica factoring do Brasil	d) / o)	3	(2,029)	(2,331)	3	423	—
Telefónica Global Technology	e)	—	(17,390)	103	—	(17,315)	(527)
Telefónica Global Solutions	e) / f) / j) / k)	8,000	(14,649)	(206)	9,562	(14,359)	(271)
Telxius Cable Brasil	a) / d) / f) / l)	2,189	(69,758)	(661)	2,023	(57,293)	(908)
Telefonica Cibersegurança e Tecnologia do Brasil	a) / d) / e) / n)	347	(63,410)	—	204	(56,754)	—
Companhia AIX Participações	a) / p)	64	—	(2,508)	10	—	(845)
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(32,303)	3,819	—	(29,653)	(704)
FiBrasil Infraestrutura e Fibra Ótica	a) / d) / e) / f) / j) / n) / p)	3,401	(102,411)	2,325	2,355	(90,976)	4,783
Telefónica Móveis Argentina	k)	4,226	(2,603)	482	1,231	(1,431)	(57)
Telefónica Del Perú	k)	132	(268)	2	2,853	(560)	18
Other		1,662	(28,319)	435	1,836	(28,758)	(316)
		21,642	(403,217)	3,601	21,425	(376,688)	(1,052)
Total		22,816	(538,911)	18,714	22,877	(504,701)	(4,336)

28.b. Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the three-month period ended March 31, 2025 and 2024 totaled R$25,166 and R$19,352, respectively. This includes R$14,034 (R$9,340 on March 31, 2024) for salaries, benefits and social charges and R$11,132 (R$10,012 on March 31, 2024) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the three-month period ended March 31, 2025 and 2024, the Directors and Officers received no pension, retirement or similar benefits.

29. SHARE-BASED PAYMENT PLANS

Plan liabilities are recognized at the fair value of the cash-settled transaction. Fair value is measured initially and at each year-end date up to and including the settlement date, with the change in fair value recognized as employee benefit expense (Note 25) in the statement of income. Fair value is recognized as an expense over the period to the acquisition date, with a corresponding liability recognized.

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The Company approved two incentive plans (Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). Participants in the Plan will be entitled to the grant of a certain number of units representing one share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full value of one Share, which will serve as a basis, taking into account the number of Units received, to determine the value of the incentive to be paid by the Company in cash to participants.

The details of these plans are the same as those disclosed in explanatory Note 30) Share-Based Compensation Plans, disclosed in the financial statements for the year ended December 31, 2024.

The cycles of for plans in force on March 31, 2025 were:

Plans	Public (Officers and Employees)	Company shares potentially receivable
Talent for the Future Share Plan (“TFSP”) - global level	Senior Managers, Managers and Specialists
Cycle 2022-2024 (January 1, 2022 to December 31, 2024)	109 active executives	232,000
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	148 active executives	297,000
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	143 active executives	264,000
Performance Share Plan (“PSP”) – global level	Vice Presidents and Directors
Cycle 2022-2024 (January 1, 2022 to December 31, 2024)	86 active executives (including 5 executives appointed pursuant to the Company's Bylaws)	747,069
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	100 active executives (including 5 executives appointed pursuant to the Company's Bylaws)	939,813
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	118 active executives (including 5 executives appointed pursuant to the Company's Bylaws)	1,053,888
Performance Share Plan (“PSP VIVO”) - local level	Vice Presidents and Directors
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	98 active executives (including 5 executives appointed pursuant to the Company's Bylaws)	435,243
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	117 active executives (including 5 executives appointed pursuant to the Company's Bylaws)	417,459

On March 31, 2025 and December 31, 2024, the consolidated liability balances of the share compensation plans were R$115,712 e R$126,019, respectively, including taxes.

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

30. PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2024.

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The changes in consolidated balances of the surplus and deficit plans were as follows:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2023	74,048	(1,077,083)	(1,003,035)
Current service cost	(289)	(4,172)	(4,461)
Net interest on net defined benefit liabilities/assets	1,681	(24,641)	(22,960)
Contributions and benefits paid by the employers	280	8,110	8,390
Distribution of reserves	(7,966)	—	(7,966)
Balance on March 31, 2024	67,754	(1,097,786)	(1,030,032)
Current service cost	(866)	(12,516)	(13,382)
Net interest on net defined benefit liabilities/assets	5,042	(73,922)	(68,880)
Contributions and benefits paid by the employers	552	16,390	16,942
Surplus Distribution – PBS-A Plan (gross amount)	114,852	—	114,852
Amounts recognized in OCI	1,314	439,275	440,589
Distribution of reserves	(31,602)	—	(31,602)
Balance on December 31, 2024	157,046	(728,559)	(571,513)
Current service cost	(238)	(2,302)	(2,540)
Net interest on net defined benefit liabilities/assets	(4,248)	(20,206)	(24,454)
Contributions and benefits paid by the employers	254	7,961	8,215
Surplus Distribution – PBS-A Plan (gross amount)	(18,508)	—	(18,508)
Balance on March 31, 2025	134,306	(743,106)	(608,800)

Balance on December 31, 2024
Current assets	73,314	—	73,314
Non-current assets	83,732	—	83,732
Current liabilities	—	(31,027)	(31,027)
Non-current liabilities	—	(697,532)	(697,532)

Balance on March 31, 2025
Current assets	74,450	—	74,450
Non-current assets	59,856	—	59,856
Current liabilities	—	(31,027)	(31,027)
Non-current liabilities	—	(712,079)	(712,079)

31. FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

31.a. Derivative transactions

The Company's derivative financial instruments are mainly intended to mitigate inflation risks on leases indexed to the IPCA, in addition to mitigating foreign exchange risks for liabilities in foreign currency. Derivative financial instruments are not used for speculation purposes.

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to hedge accounting rules. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions may cause early liquidation of the contract.

The Company does not apply hedge accounting to its current portfolio.

On March 31, 2025 and December 31, 2024, the Company held no embedded derivatives contracts.

31.a.1. Fair value of derivative financial instruments

The valuation method for the fair value of financial liabilities (if applicable) and derivative financial instruments is the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Swap contracts
Assets position	914,388	899,522	106,931	104,300
Foreign Currency	660,502	594,886	283	7,782
US$(1)	537,675	493,087	283	6,526
EUR(1)	99,114	101,799	—	1,256
NDF US$(3)	23,713	—	—	—

Floating rate	205,432	259,259	124	2,938
CDI(1)	160,441	214,268	124	1,098
Euribor(4)	44,991	44,991	—	1,840

Inflation rates	48,454	45,377	106,524	93,580
IPCA(2)	48,454	45,377	106,524	93,580

Liabilities position	(914,388)	(899,522)	(105,836)	(98,205)
Floating rate	(730,233)	(685,254)	(103,852)	(97,353)
CDI(1)(2)	(730,233)	(685,254)	(103,852)	(97,353)

Fixed rate	(23,713)	—	(323)	—
NDF US$(3)	(23,713)	—	(323)	—

Foreign Currency	(160,442)	(214,268)	(1,661)	(852)
US$(1)	(155,091)	(214,268)	(1,523)	(852)
EUR(1)	(5,351)	—	(138)	—

	Long position		7,748	17,364
	Current		6,595	15,524
	Non-current		1,153	1,840

	Short position		(6,653)	(11,269)
	Current		(3,078)	(866)
	Non-current		(3,575)	(10,403)
	Amounts payable, net		1,095	6,095

(1)	Foreign currency swap (euro and CDI x euro) (R$93,763) and (US dollar and CDI x US dollar) (R$382,584) – swap transactions contracted with maturities up to May 23, 2025, with the objective of protecting against exchange rate variation risks of net amounts payable (book value of R$147 payable and R$2,527 payable, respectively).
(2)	IPCA x CDI swap (R$48,454) – swap transactions contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$6,281 receivable).
(3)	Forward operations contracted (NDF dollar x R$) (R$23,713) – forward operations contracted with maturities up to April 11, 2025, with the objective of protecting against exchange rate variation risks of service contracts (book value of R$323 payable).
(4)	Swap Euribor x CDI (R$44,991) – swap operations contracted with maturities in 2027 with the objective of protecting against the risk of Euribor variation (book value of R$2,188 payable).

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Swaps maturing after March 31, 2025, are as follows:

	Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 03.31.2025
IPCA x CDI	6,514	5,572	5,208	5,268	5,547	(21,829)	6,280
NDF US$ x Fixed rate	(323)	—	—	—	—	—	(323)
Foreign currency x CDI	(1,136)	—	—	—	—	—	(1,136)
CDI x Foreign Currency	(1,538)	—	—	—	—	—	(1,538)
Euribor x CDI	—	—	(2,188)	—	—	—	(2,188)
Total	3,517	5,572	3,020	5,268	5,547	(21,829)	1,095

For the purpose of preparing its financial statements, the Company uses fair value hedge accounting for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

In the quarters ended March 31, 2025 and 2023, derivative financial instruments generated negative consolidated net results of R$41,906 and R$1,156, respectively (Note 27).

31.a.2. Sensitivity analysis of the Company's risk variables

Publicly-held companies disclose sensitivity analyses for each type of market risk considered significant by Management, arising from financial instruments, to which the entity is exposed at the closing date, including derivative financial instruments.

Each financial instrument derivative transaction was assessed, and assumptions under a probable base scenario and a further two stressed scenarios that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50%, respectively.

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure for each of the three scenarios on March 31, 2025:

		Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	93,779	117,223	140,668
Payables in EUR	Debt (appreciation risk EUR)	(101,382)	(126,727)	(152,073)
Receivables in EUR	Debt (depreciation risk EUR)	8,525	10,656	12,788
	Net Exposure	922	1,152	1,383

Hedge (assets position)	Derivatives (depreciation risk US$)	381,548	476,935	572,322
Payables in US$	Debt (appreciation risk US$)	(492,544)	(615,680)	(738,816)
Receivables in US$	Debt (depreciation risk US$)	111,001	138,751	166,501
	Net Exposure	5	6	7

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	41,664	27,957	15,412
Debt in IPCA	Debt (risk of increase in IPCA)	(41,664)	(27,957)	(15,412)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk Euribor)	2,188	2,376	4,103
OPex em US$	OPex (risk of increase in Euribor)	(2,188)	(2,376)	(4,103)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	1,661	1,674	1,687
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(35,383)	(44,229)	(53,075)
	Net Exposure	(33,722)	(42,555)	(51,388)

Total net exposure in each scenario		(32,795)	(41,397)	(49,998)

Net effect on changes in current fair value		—	(8,602)	(17,203)

The fair values shown in the table above are based on the portfolio position on March 31, 2025, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The assumptions used by the Company for the sensitivity analysis on March 31, 2025, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.7422	7.1778	8.6133
EUR	6.2142	7.7678	9.3213
IPCA	5.93%	7.47%	9.02%
IGPM	8.58%	10.84%	13.14%
CDI	14.15%	13.48%	16.39%
Euribor	2.28%	2.86%	3.44%

31.b. Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; and (ii) in the absence of a principal market, in the most advantageous market for that asset or liability. The Company and or its subsidiaries must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, which maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company and its subsidiaries determine whether transfers have occurred between levels of the hierarchy, reassessing the categorization (based on information at the lowest and most significant level for measuring the fair value as a whole) to each year end.

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. Both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

In the period/year ended March 31, 2025 and December 31, 2024, there were no transfers of fair value assessments between the aforementioned levels.

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		7,725,019	6,266,376	7,725,019	6,266,376
Trade accounts receivable (Note 5)	1		9,148,139	8,988,019	9,148,139	8,988,019
Derivative transactions (Note 31.a)	2	Level 2	6,734	15,524	6,734	15,524
Sale of real estate and other receivables (Note 11)	1		113,787	134,963	113,787	134,963
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		53	1,416	53	1,416
Related-party receivables (Note 11)	1		94,312	93,395	94,312	93,395

Non-current
Financial investments (Note 4)	1		33,943	42,408	33,943	42,408
Trade accounts receivable (Note 5)	1		274,214	335,066	274,214	335,066
Sale of real estate and other receivables (Note 11)	1		118,433	120,354	118,433	120,354
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		45,009	45,009	45,009	45,009
Related-party receivables (Note 11)	1		51,687	42,689	51,687	42,689
Total financial assets			17,611,330	16,085,219	17,611,330	16,085,219

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,188,618	8,933,045	9,188,618	8,933,045
Loans and financing (Note 20.a)	1		387,665	193,374	387,665	193,374
Leases (Note 20.a)	2	Level 2	4,542,676	4,520,740	4,542,676	4,520,740
Debentures (Note 20.a)	1		1,600,772	1,695,214	1,600,772	1,695,214
Derivative transactions (Note 31.a)	2	Level 2	3,006	866	3,006	866
Derivative transactions (Note 31.a)	3	Level 2	323	—	323	—
Liabilities with ANATEL (Note 22)	1		180,292	146,844	180,292	146,844
Reduction of capital of the Company (Note 22)	1		2,014,599	38,721	2,014,599	38,721
Amounts to be refunded to customers (Note 22)	1		129,850	124,398	129,850	124,398
Liabilities with related parties (Note 22)	1		119,432	133,741	119,432	133,741

Non-current
Loans and financing (Note 20.a)	1		1,261,752	1,255,958	1,261,752	1,255,958
Leases (Note 20.a)	2	Level 2	10,325,956	10,728,102	10,325,956	10,728,102
Debentures (Note 20.a)	1		2,000,000	2,000,000	2,000,000	2,000,000
Derivative transactions (Note 31.a)	2	Level 2	233	10,403	233	10,403
Liabilities with ANATEL (Note 22)	1		901,191	892,648	901,191	892,648
Liabilities with related parties (Note 22)	1		833	853	833	853
Total financial liabilities			32,657,198	30,674,907	32,657,198	30,674,907

71

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		8,185,114	6,691,098	8,185,114	6,691,098
Trade accounts receivable (Note 5)	1		9,656,624	9,471,592	9,656,624	9,471,592
Derivative transactions (Note 31.a)	2	Level 2	6,595	15,524	6,595	15,524
Sale of real estate and other receivables (Note 11)	1		113,787	134,963	113,787	134,963
Related-party receivables (Note 11)	1		73,469	72,641	73,469	72,641

Non-current
Financial investments (note 4)	1		34,163	42,619	34,163	42,619
Trade accounts receivable (Note 5)	1		316,561	370,149	316,561	370,149
Derivative transactions (Note 31.a)	2	Level 2	1,153	1,840	1,153	1,840
Sale of real estate and other receivables (Note 11)	1		118,433	120,354	118,433	120,354
Related-party receivables (Note 11)	1		51,759	42,759	51,759	42,759
Total financial assets			18,557,658	16,963,539	18,557,658	16,963,539

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,510,253	9,230,624	9,510,253	9,230,624
Loans and financing (Note 20.a)	1		460,243	232,118	460,243	232,118
Leases (Note 20.a)	2	Level 2	4,542,906	4,520,626	4,542,906	4,520,626
Debentures (Note 20.a)	1		1,600,772	1,695,214	1,600,772	1,695,214
Derivative transactions (Note 31.a)	2	Level 2	2,755	866	2,755	866
Derivative transactions (Note 31.a)	3	Level 2	323	—	323	—
Liabilities with ANATEL (Note 22)	1		180,292	146,844	180,292	146,844
Reduction of capital of the Company (Note 22)	1		2,014,599	38,721	2,014,599	38,721
Amounts to be refunded to customers (Note 22)	1		132,326	126,867	132,326	126,867
Liabilities with related parties (Note 22)	1		114,943	133,290	114,943	133,290

Non-current
Loans and financing (Note 20.a)	1		1,633,439	1,572,592	1,633,439	1,572,592
Leases (Note 20.a)	2	Level 2	10,322,030	10,725,980	10,322,030	10,725,980
Debentures (Note 20.a)	1		2,000,000	2,000,000	2,000,000	2,000,000
Derivative transactions (Note 31.a)	2	Level 2	3,575	10,403	3,575	10,403
Liabilities with ANATEL (Note 22)	1		901,191	892,648	901,191	892,648
Liabilities with related parties (Note 22)	1		615	638	615	638
Total financial liabilities			33,420,262	31,327,431	33,420,262	31,327,431

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

31.c. Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

72

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the period ended March 31, 2025, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases and other creditors and derivative financial instruments, less cash and equivalents cash and accounts receivable from credit rights (FIDC Vivo Money).

31.d. Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

31.d.1. Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$66,445 thousand, €14,871 thousand and £71 thousand paid by March 31, 2025, and US$40,295 thousand, €15,988 thousand and £71 thousand paid by December 31, 2024) to mitigate its foreign exchange risks.

31.d.2. Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$8,134,796 and R$6,542,862 on March 31, 2025, and December 31, 2024, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

31.d.3. Liquidity Risk

Liquidity risk consists of the possibility that the Company not having sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments so as not to affect their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

73

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

In order to minimize liquidity risk and ensure compliance with obligations, the Company's cash investment policy prioritizes instruments indexed to the CDI (post-fixed rate), with daily liquidity and counterparties whose credit rating and/or balance scorecard indicate low credit risk. In addition, the investment policy establishes diversification limits for counterparties, which provides greater confidence in the Company's ability to honor its payment commitments.

31.d.4. Credit Risk

Credit risk arises from the possibility that the Company may incur losses resulting from difficulties in receiving invoiced amounts for the provision of services and sale of devices and equipment to its B2C and B2B customers and distributor network.

The credit risk from accounts receivable is diversified and minimized by strict control of the customer base and constant risk analysis. The Company constantly monitors the level of accounts receivable and limits the risk of unpaid bills by cutting off access if the invoice is overdue. For prepaid mobile customers there is no credit risk. Exceptions are made for emergency services that must be maintained for reasons of national security or defense.

The credit risk from the sale of devices is managed by a conservative policy in granting credit, through modern management methods, which involve the application of credit scoring techniques, analysis of financial statements and information and consultation of commercial databases, in addition to the request for guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their financial investments, letters of guarantee received as collateral for certain transactions and amounts receivable from derivative financial instruments. The Company and its subsidiaries control the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, in accordance with the current counterparty credit policy.

31.d.5. Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.

On March 31, 2025, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The Company's Management considers the insurance coverage to be sufficient to cover any potential claims.

74

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

32. SUPPLEMENTAL CASH FLOW INFORMATION

The consolidated cash flow financing activities for the nine months ended March 31, 2025, and 2024.

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2024	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on March 31, 2025
Interim dividends and interest on equity	2,237,090	—	(137)	—	—	—	—	326,882	2,563,835
Financing - Other creditors	117,143	20,000	(2,094)	(5,655)	6,750	228,442	—	—	364,586
Leases	15,246,606	—	(842,943)	(405,842)	413,878	453,237	—	—	14,864,936
Debentures	3,695,214	—	—	(210,154)	115,712	—	—	—	3,600,772
Financing - Liabilities for the acquisition of a company	233,349	—	(3,792)	(67)	5,190	—	58,000	—	292,680
Financing - 5G Licenses	1,004,970	—	—	—	21,769	—	—	—	1,026,739
Financing - Tax Refinancing and Amnesty Program	444,362	—	(20,112)	(3,334)	11,450	(38,745)	—	—	393,621
Financing - Financial institutions	4,886	—	(751)	(158)	158	—	11,921	—	16,056
Derivative financial instruments	(6,095)		(37,230)	(8)	42,238	—	—	—	(1,095)
Total	22,977,525	20,000	(907,059)	(625,218)	617,145	642,934	69,921	326,882	23,122,130

	Consolidated
		Cash flows from financing activities	Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2023	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Interim and unclaimed dividends and interest on equity	Balance on March 31, 2024
Interim dividends and interest on equity	2,247,884	—	(164)	—	—	—	255,000	2,502,720
Loans and financing / Other creditors	30,025	32,000	—	(2,163)	2,163	—	—	62,025
Leases	13,596,039	—	(650,504)	(388,841)	403,361	499,885	—	13,459,940
Debentures	3,721,589	—	—	(237,924)	103,349	—	—	3,587,014
Financing - Liabilities for the acquisition of a company	88,888	—	—	—	2,043	—	—	90,931
Financing - 5G Licenses	1,300,686	—	—	—	24,929	—	—	1,325,615
Derivative financial instruments	9,415	—	216	456	(1,054)	—	—	9,033
Total	20,994,526	32,000	(650,452)	(628,472)	534,791	499,885	255,000	21,037,278

33. CONTRACTUAL COMMITMENTS AND GUARANTEES

33.a. Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, settled via monthly payments.

75

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

March 31, 2025, the total consolidated nominal values equivalent to the full contract period were:

Periods	Consolidated
1 to 12 months	987,418
13 to 24 months	695,970
25 to 36 months	423,515
37 to 48 months	375,566
49 to 60 months	319,127
From 61 months	289,563
Total(1)	3,091,159

(1)	Includes R$396,205, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.

On March 31, 2025, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	30,250,886
Letters of guarantee(2)	10,060,679
Judicial deposits and garnishments (Note 10)	2,984,967
Property and equipment (Note 13.d)	11,401
Blocked financial investments – Legal proceedings (Note 4)	34,163
Total	43,342,096

(1)	Refer to amounts of insurance contracted to ensure the continuity of the discussion of lawsuits (Note 19).
(2)	In the quarter ended March 31, 2025, R$4 billion was contracted in relation to the Self-Composition Agreement process for Adapting STFC Concession Contracts, Note 1.b).

34. OTHER MATTERS

34.a. Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will have to incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.

The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, entry into force of more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

76

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

Climate change poses a number of potential systemic risks (environmental, financial and socioeconomic) to telecommunications operators, such as the Company, from both a regulatory and physical perspective. Increased intensity and frequency of extreme events, such as precipitation, cyclones, floods, fires and heat waves, may damage, suspend or interrupt the Company’s transmission operations for an indefinite period. Should a succession of extreme weather events occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

In a quantitative analysis, it is noted that the increase in temperature directly affects the operating conditions of the Company's network equipment, which can cause failures, accelerated wear and loss of assets and, therefore, increase the probability of service interruptions, generating reputational and financial risks. For this reason, cooling the equipment is essential to ensure the proper operation of the Company. In more serious cases, the risk of fires can also increase. As a result, global warming can increase our demands for cooling and energy use, increasing our operating costs.

The telecommunications sector is not particularly dependent on fossil fuels, but it is dependent on electricity consumption for its networks, so variations in electricity prices are sensitive to the sector and can have a significant impact on the Company's operating expenses related to energy. The estimated economic impact of this risk classifies it as substantive, on the horizon of 2030.

To manage climate risks, the Company performs diagnostics on physical and transition risks, promotes energy efficiency programs and renewable energy and distributed energy generation plans, in addition to having a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC”), which prescribes preventive risk management, ensuring the resilience of its operations before any possible interruption.

34.b. Compliance

The Company is subject to compliance with Brazilian legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act – FCPA of 1977.

Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.

The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.

As a result of its commitment to maintaining a robust Compliance Program, since 2020 the Company has obtained the DSC 10,000 certification annually, currently valid until December 12, 2025. In 2024, the Company was also recognized at the first edition of the Leaders League Compliance Summit & Awards Brazil for having the best Compliance department in Telecom and Technology and, in 2023, it was recognized as a Pro-Ética company, an initiative of the Comptroller General of the Union (“CGU”) and the Ethos Institute to encourage the voluntary adoption of integrity measures by companies and, thus, recognize those that are committed to implementing actions aimed at preventing, detecting and remediating acts of corruption and fraud.

77

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three-month period ended March 31, 2025
(In thousands of Reais, unless otherwise stated)

35. SUBSEQUENT EVENTS

35.a. Declaration of Interest on Equity

At a meeting held on April 1, 2025, the Company's Board of Directors approved the declaration of interest on equity, pursuant to article 26 of the Company's Bylaws, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$240,000, equivalent to R$0.14814432785 per common share, corresponding to a net amount of income tax at source of R$204,000, equivalent to R$0.12592267868 per common share, determined based on the balance sheet of February 28, 2025.

As provided for in article 26 of the Company's Bylaws, such interest will from part of to the mandatory dividend for the year ending December 31, 2025, subject to ratification by the Ordinary General Meeting of Shareholders to be held in 2026.

The interest on equity distributions will be paid will be made by April 30, 2026, on a date to be defined by the Company's Board of Directors, and will be credited individually to each shareholder, in accordance with the shareholding position recorded in the Company's records at the end of April 11, 2025.

35.b. Signing of the Single Authorization Term

On April 11, 2025, the Company signed the Single Authorization Term with ANATEL being the last stage for the effective conclusion of the STFC Concession regime, with the Company moving to the private STFC Authorization regime.

35.c. Tax Amnesty Program of the State of Rio Grande do Sul – Decree No. 58,067/2025

The Government of the State of Rio Grande do Sul established, by Decree No. 58,067/2025, a settlement and installment program offered to taxpayers to promote the regularization of debts through discounts (“Amnesty Program”).

On April 15, 2025, Management, under the advice of its legal advisors, joined the Amnesty Program for ICMS payables, which met the legal requirements, based on the provisioned amount of R$163,528, reducing the amount due under the Amnesty Program to R$73,593 (fees included).

Joining the Amnesty Program allows for payment in installment with a 70% reduction in fines and interest in up to 18 installments bearing SELIC interest plus 7%, and fees for the State Attorney General's Office (“PGE”).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 20, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director